June 27, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding a discloseable transaction in relation to the disposal of sale shares, dated June 26, 2006;

(2) The Company's announcement regarding update on discloseable transaction in relation to the disposal of sale shares, dated June 13, 2006, published (in both English and Chinese language) in the Company's public website;

(3) The Company's announcement regarding a discloseable transaction in relation to the disposal of sale shares, dated June 6, 2006, published (in both English and Chinese language) in the Company's public website;

dlw 7/5

(4) The company's announcement regarding suspension of trading, dated June 1, 2006, published (in both English and Chinese language) in the Company's public website;

(5) The Company's circular regarding general mandates to issue and repurchase shares and re-election of directors, dated May 22, 2006, published (in both English and Chinese language) in the Company's public website;

(6) The Company's 2005 Annual Report together with the proxy form, dated March 27, 2006;

(7) The Company's announcement regarding business and financial highlights for the year, dated March 27, 2006, published (in both English and Chinese language) in the Company's public website;

(8) The Company's announcement regarding notice of board meeting, dated March 13, 2006, published (in both English and Chinese language) in the Company's public website;

(9) The Company's announcement regarding unusual price and trading volume movement, dated February 27, 2006, published (in both English and Chinese language) in the Company's public website;

(10) The Company's announcement regarding unusual price and trading volume movement, dated February 21, 2006, published (in both English and Chinese language) in the Company's public website;

(11) The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the Growth Enterprise Market of the HKSX.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

UPDATE ON DISCLOSEABLE TRANSACTION in relation to the disposal of Sale Shares

SUMMARY

Reference is made to the Discloseable Transaction Announcement.

The Board is pleased to announce that the Completion took place on 13th June, 2006. MIHL thereafter ceases to be a subsidiary of the Company and the Company has no more shareholding interest in MIHL.

A circular containing details of the Agreement will be dispatched to Members as soon as practicable in accordance with rule 19.38 of the GEM Listing Rules.

Reference is made to the Discloseable Transaction Announcement. In this announcement, unless the contents otherwise requires, terms used herein have the same meaning as terms defined in the Discloseable Transaction Announcement.

The Board is pleased to announce that the Completion took place on 13th June, 2006. MIHL thereafter ceases to be a subsidiary of the Company and the Company has no more shareholding interest in MIHL.

A circular containing details of the Agreement will be dispatched to Members as soon as practicable in accordance with rule 19.38 of the GEM Listing Rules.

DEFINITIONS

"Discloseable Transaction Announcement"	the announcement of the Company dated 6th June, 2006

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 13th June, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the internet website operated by the Exchange for the purpose of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

** for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

更新須予披露的交易
出售銷售股份

> 謹此提述須予披露的交易公告。
>
> 董事會欣然宣佈，完成已於二〇〇六年六月十三日進行。萬佳訊其後不再為本公司的附屬公司，而本公司其後不再持有萬佳訊股權。
>
> 根據《創業板上市規則》第19.38條，一份載有協議詳情的通函將盡快寄發予全體股東。

謹此提述須予披露的交易公告。於本公告內，除文義另有所指外，本公告所採用的詞彙與須予披露的交易公告所界定者具相同涵義。

董事會欣然宣佈，完成已於二〇〇六年六月十三日進行。萬佳訊其後不再為本公司的附屬公司，而本公司其後不再持有萬佳訊股權。

根據《創業板上市規則》第19.38條，一份載有協議詳情的通函將盡快寄發予全體股東。

釋義

「須予披露的交易公告」	指	本公司於二〇〇六年六月六日刊登的公告

承董事會命
主席
José Manuel dos Santos

香港，二〇〇六年六月十三日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本公告(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公告將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

DISCLOSEABLE TRANSACTION
in relation to the disposal of Sale Shares

SUMMARY

The Board is pleased to announce that on 30th May, 2006, the Agreement relating to the sale of the Sale Shares, representing 61.05% of the entire issued share capital of MIHL, for an aggregate of HK$10,378,500 (or approximately HK$0.0318 per Sale Share) has been entered into between VHL and the Purchaser.

The sale of the Sale Shares contemplated under the Agreement constitutes a discloseable transaction for the Company under the GEM Listing Rules. A circular containing details of the transaction will be dispatched to Members as soon as practicable.

At the request of the Company, trading in the Shares have been suspended with effect from 9:30 a.m. on 1st June, 2006 pending the release of this announcement. An application has been made by the Company to the Exchange for the resumption of trading of the Shares from 9:30 a.m. on 7th June, 2006.

THE AGREEMENT

Date	:	30th May, 2006
Parties	:	1. The Purchaser 2. VHL 3. The Company, as the warrantor of VHL 4. Sun Ho, as the warrantor of the Purchaser
Assets to be disposed	:	The Sale Shares.
Consideration	:	HK$10,378,500 in aggregate (or approximately HK$0.0318 per Sale Share), which shall be satisfied by the Purchaser in cash.

Conditions : Completion is conditional upon:

1. the Shares of MIHL remaining listed and traded on GEM at all times from the date of the Agreement up to (and including) the Completion Date, save for any temporary suspension not exceeding ten consecutive Business Days for the purposes of clearing any announcement and circular in relation to the sale and purchase of the Sale Shares and/or the Offer by the regulatory authorities;

2. trading in the Shares of MIHL on GEM not being revoked or withdrawn at any time prior to the Completion Date;

3. there being no indication from the Exchange or the SFC prior to the Completion Date that listing of the Shares of MIHL will be suspended, revoked or withdrawn at any time after Completion, whether in connection with any of the transactions contemplated by the Agreement or otherwise;

4. all necessary Members' approval as may be required by the Company in respect of the sale of the Sale Shares and the transactions contemplated under the Agreement and under the GEM Listing Rules;

5. the warranties of the Purchaser remaining true and accurate in all material respects;

6. the warranties of VHL remaining true and accurate in all material respects; and

7. the publication of the joint announcement in relation to the Agreement by or on behalf of MIHL and the Purchaser which has been cleared by the Exchange and SFC.

The Purchaser may at any time by notice in writing to VHL waive any of the conditions set out in 1, 2, 3, 6 and 7 above and such waiver may be made subject to such terms and conditions as are determined by the Purchaser. VHL may at any time by notice to the Purchaser waive the conditions set out in 5 above and such waiver may be made subject to such terms and conditions as are determined by VHL. If any of the conditions set out above has not been satisfied and/or waived at or before 12:00 noon on 29th July, 2006 being the date falling sixty days after the date of the Agreement or such other date as both the Purchaser and VHL may agree, the Agreement shall cease and determine and none of the parties thereto shall have any obligations and liabilities thereunder save for any antecedent breaches of the terms thereof.

Save for continuing compliance of conditions 1,2,3,5 and 6 prior to the Completion Date, the conditions set out above have been fulfilled.

Completion Date : Completion shall take place on the fifth Business Day after satisfaction and/or waiver of all the conditions of the Agreement, which is expected to be on 13th June, 2006.

MIHL will cease to be a subsidiary of the Company following completion of the Agreement and thereafter, the Company has no more shareholding interest in MIHL.

THE CONSIDERATION

The Consideration was agreed after arm's length negotiations between VHL and the Purchaser by reference to recent similar market transactions and the financial effects of the transaction on the Group. The disposal represented a premium of approximately HK$7,139,000 to the 61.05% of the net asset value of MIHL as at 31st March, 2006, which is also the expected gain to be accrued to the Company, calculated as the difference between the Consideration and the share of the Company of the net asset value of MIHL.

The Consideration per Sale Share represents an estimated profit of HK$0.01 based on the net asset value of each Sale Share as reflected in the unaudited consolidated balance sheet of MIHL as at 31st March, 2006. Since its listing, MIHL had not declared any dividends.

The Group intends to retain the proceeds resulting from the sale of the Sale Shares as general working capital.

INFORMATION ON THE COMPANY

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides an integrated services in network and system infrastructure ranging from network and system planning, design, provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group is also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including interactive voice response, interactive internet solutions and premium rate short message services.

Headquartered in Macao and listed on GEM, the Group enjoys a leadership position in Macao and seeks to further expand its penetration into the global market.

INFORMATION ON THE PURCHASER

The Purchaser is an investment holding company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Purchaser and Sun Ho are not Connected Persons of the Company, and that the Directors believe that Sun Ho is the sole director and the ultimate beneficial owner of the Purchaser.

INFORMATION ON MIHL

Headquartered in Macao, MIHL is principally engaged in the provision of enterprise solutions for targeted customers in Macao and Mainland China. Shares of MIHL are listed on GEM. MIHL specialises in the research and development of innovative and quality value-added applications that aim to increase operating effectiveness and efficiencies of enterprises. MIHL offers an array of enterprise solutions including *MegaImage* (document imaging application), *MegaMax* (surveillance solution), *MegaDMS* (document management system) and *MegaERP* (enterprise resource planning application), and a range of services including installation, testing and commissioning, after-sales support and scanning services. Targeted customers of MIHL include mobile service bureaus, telecommunications service providers, governmental authorities, hospitals and enterprises in Macao and Mainland China.

The audited losses of MIHL before and after taxation for the two years ended 30th June, 2004 and 30th June, 2005 were approximately HK$6,589,000 and HK$22,621,000 respectively. The unaudited losses of MIHL was approximately HK$2,495,000 for the nine-month period ended 31st March, 2006.

REASONS FOR THE DISPOSITION

The Directors consider that through the disposal of all its shareholding in MIHL will allow the Group to further focus on the provision of network and system software and infrastructure for telecommunications service providers in Mainland China and gaming and hotel operators and enterprises in Macao and to provide further financial resources to the Group for general working capital.

The Board considers that the terms of the Agreement were arrived at after arm's length negotiations with the Purchaser and the terms of the Agreement are fair and reasonable, and the entering into the Agreement by VHL, with the Company as the warrantor of VHL, are in the interests of the Company and the Members as a whole.

A circular containing details of the Agreement will be dispatched to Members as soon as practicable in accordance with rule 19.38 of the GEM Listing Rules.

At the request of the Company, trading in the Shares have been suspended with effect from 9:30 a.m. on 1st June, 2006 pending the release of this announcement. An application has been made by the Company to the Exchange for the resumption of trading of the Shares from 9:30 a.m. on 7th June, 2006.

DEFINITIONS

"Agreement"	the sale and purchase agreement entered into between VHL, the Purchaser, the Company and Sun Ho on 30th May, 2006
"Board"	the board of Directors
"Business Days"	days (other than Saturdays and days on which a typical cyclone warning signal number 8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours
"BVI"	the British Virgin Islands
"Company"	Vodatel Networks Holdings Limited
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of the Agreement
"Completion Date"	the date falling on the fifth Business Day after satisfaction and/or waiver of all the conditions of the Agreement, which is expected to be on 13th June, 2006
"Connected Persons"	has the meaning ascribed thereto in the GEM Listing Rules
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Financial Adviser"	Partners Capital International Limited, a company incorporated in Hong Kong with limited liability and the financial adviser to the Purchaser in respect of the Offer
"GEM"	the Growth Enterprise Market operated by the Exchange

"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Macao"	the Macao Special Administrative Region of the PRC
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	holder(s) of Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company prior to completion of the sale of the Sale Shares and Shares of MIHL are listed on GEM
"Offer"	the unconditional cash offer to be made by the Financial Adviser on behalf of the Purchaser (subject to Completion) to the holders of the Shares of MIHL (other than the Purchaser and parties with whom the Purchaser are acting in concert (as such term is defined in the Takeovers Code)) for their Shares of MIHL in compliance with the Takeovers Code, and the comparable offer to be made in accordance with the Takeovers Code by the Purchaser for other equity securities of MIHL
"PRC"	The People's Republic of China
"Purchaser"	MAXPROFIT GLOBAL INC, a company incorporated in BVI with limited liability. The Purchaser is not a Connected Person of the Company
"Sale Sales"	326,617,500 Shares of MIHL
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shares of MIHL"	shares of HK$0.01 each in the capital of MIHL
"SFC"	the Securities and Futures Commission established under section 3 of the Securities and Futures Commission Ordinance and continuing in existence under Section 3 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers as amended from time to time
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 6th June, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading: and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the internet website operated by the Exchange for the purpose of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

** for identification purpose only*

聯交所對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

須予披露的交易
出售銷售股份

概要

董事會於二〇〇六年五月三十日欣然宣佈，愛達利控股與買方已訂立出售銷售股份的協議，相等於萬佳訊全部已發行股本61.05%，總代價為10,378,500港元（即每股銷售股份約0.0318港元）。

根據《創業板上市規則》，按協議出售銷售股份屬於本公司的須予披露的交易。一份載有交易詳情的通函將盡快寄發予股東。

在本公司要求下，股份自二〇〇六年六月一日上午九時三十分起暫停買賣，以待發出本公告。本公司已向聯交所申請於二〇〇六年六月七日上午九時三十分恢復股份買賣。

協議

日期：二〇〇六年五月三十日

訂約各方：
一、買方
二、愛達利控股
三、本公司，為愛達利控股的保證人
四、孫豪，為買方的保證人

將予出售的資產：銷售股份

代價：合共10,378,500港元（即每股銷售股份約0.0318港元），須由買方以現金償付。

條件　：　須待達成以下條件方可完成：

一　自協議日期直至及包括完成日期，萬訊佳股份一直在創業板上市及買賣，惟由於有待監管機構審批關於買賣股份及／或要約的公告或通函而暫停買賣不超過十個連續營業日者除外；

二　在完成日期前並無取消或撤回萬訊佳股份在創業板的上市；

三　在完成日期前聯交所及證監會並無表示會在完成之後暫停、取消或撤回萬訊佳股份的上市（不論是否由於協議的有關交易所引致）；

四　本公司獲得《創業板上市規則》所規定有關出售銷售股份及協議相關交易的一切股東批准；

五　買方的保證所有重要內容一直真實準確；

六　愛達利控股的保證所有重要內容一直真實準確；及

七　萬訊佳及買方本身或其代表所發出有關協議的聯合公告已獲聯交所及證監會審批。

買方可隨時以書面通知愛達利控股豁免上列條件一、二、三、六或七，且有關豁免或須符合買方所決定的條款及條件。愛達利控股可隨時以書面通知買方豁免上列條件五，且有關豁免或須符合愛達利控股所決定的條款及條件。倘若截至二○○六年七月二十九日(即協議日期起計滿六十天)或買方與愛達利控股協定的其他日期中午十二時上列任何條件仍未達成及／或獲得豁免，則協議會終止及取消，而除非之前違反協議的條款，否則各方均不再承擔協議任何責任及負擔。

除於完成日期前持續符合條件一、二、三、五及六外，上述條件亦已符合。

完成日期　：　達成及／或獲豁免協議所有條件後第五個營業日(預期為二○○六年六月十三日)完成。

萬佳訊於完成銷售協議後不再為本公司的附屬公司，而本公司其後不再持有萬佳訊股權。

代價

代價按愛達利控股及買方經參考近期同類市場交易及交易對本集團的財務影響而按公平原則磋商後達成。出售代價較萬佳訊於二○○六年三月三十一日的資產淨值的61.05%高出約7,139,000港元，即代價與本公司所佔萬佳訊資產淨值的差額。此金額預期為本公司的收益。

根據萬佳訊於二○○六年三月三十一日未經審核綜合資產負債表所載的每股銷售股份資產淨值計算，估計每股銷售股份的代價會有溢利0.01港元。萬佳訊自上市以來並無宣派任何股息。

本集團擬將出售銷售股份所得款項留作一般營運資金。

有關本公司的資料

本集團銳意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡與系統設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商及中國內地及澳門經挑選的垂直市場企業用戶提供維修及技術支援服務，客戶包括中國電信、中國網通、中國聯通、中國移動、博彩經營商、有線電視運營商、電力機關及政府部門。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

有關買方的資料

買方為投資控股公司。據董事所知，資料及信念乃經作出合理查詢後達致，買方及孫豪並非本公司的關連人士，而董事相信，孫豪為買方的唯一董事及最終實益擁有人。

有關萬佳訊的資料

萬佳訊總部設於澳門，主要從事為澳門及中國內地的目標客戶提供企業解決方案專門研發及創新及優質增值應用軟件，旨在提高企業的營運效益及效率。萬佳訊的股份在創業板上市。萬佳訊提供的企業解決方案系列包括MegaImage（文件造像應用軟件）、MegaMax（監控解決方案）、MegaDMS（文件管理系統）及MegaERP（企業資源規劃應用軟件）；服務範圍包括安裝、測試及調測、售後支援及掃描服務。萬佳訊的目標客戶包括澳門及中國內地的移動管理局、電訊服務供應商、政府機關、醫院及企業。

截至二○○四年六月三十日及二○○五年六月三十日止兩年度，萬佳訊的除稅前後經審核虧損數字分別約為6,589,000港元及22,621,000港元。萬佳訊截至二○○六年三月三十一日止九個月期間的未經審核虧損約為2,495,000港元。

進行出售的的原因

董事認為，透過出售所持的全部萬佳訊股權，本集團可進一步專注為中國內地電訊服務供應商及澳門酒店營運商與企業提供網絡及系統軟件及基礎設施，並增加本集團的財務資源，作為一般營運資金。

董事會認為，協議的條款乃經與買方按公平原則進行磋商後釐定，而愛達利控股訂立協議，由本公司擔任愛達利控股保證人及協議的條款屬公平合理及符合本公司及整體股東的利益。

根據《創業板上市規則》第19.38條，一份載有協議詳情的通函將盡快寄發予全體股東。

在本公司要求下，股份自二○○六年六月一日上午九時三十分起暫停買賣，以待發出本公告。本公司已向聯交所申請於二○○六年六月七日上午九時三十分恢復股份買賣。

釋義

「協議」	指	由愛達利控股、買方、本公司與孫豪於二○○六年五月三十日訂立的買賣協議
「營業日」	指	香港持牌銀行於一般營業時間營業的日子(星期六及於上午九時正至下午五時正期間任何時間香港懸掛八號或以上熱帶氣旋警告信號或黑色暴雨警告信號之日子除外)
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「完成」	指	根據協議的條款及條件完成買賣銷售股份
「完成日期」	指	達成及／或獲豁免所有協議條件後第五個營業日，預期為二○○六年六月十三日
「關連人士」	指	《創業板上市規則》所定義者
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「財務顧問」	指	要約之財務顧問博大資本國際有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場

「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「澳門」	指	中國澳門特別行政區
「中國內地」	指	中國(香港、澳門及台灣地區除外)
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,本公司於完成出售銷售股份前的間接附屬公司,其股份於創業板上市
「要約」	指	財務顧問(代表買方)待完成後向萬佳訊股份持有人(買方及與買方一致行動人士(《收購守則》所定義者)除外))根據《收購守則》提出收購彼等所持萬佳訊股份的無條件現金收購要約,以及買方根據《收購守則》提出收購其他萬佳訊股本證券的同類要約
「中國」	指	中華人民共和國(不適用於中國電信、中國網通、中國聯通及中國移動)
「買方」	指	MAXPROFIT GLOBAL INC,於英屬維爾京群島註冊成立的有限公司,並非本公司的關連人士
「銷售股份」	指	326,617,500股萬佳訊股份
「股份」	指	本公司股本中每股面值0.10港元的股份
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「證監會」	指	根據證券及期貨事務監察委員會條例第三條設立,並據不時予以修訂的《證券及期貨條例》(香港法例第五百七十一章)第三節持續存在的證券及期貨事務監察委員會

「《收購守則》」	指	《香港公司收購及合併守則》(不時予以修訂)
「愛達利控股」	指	Vodatel Holdings Limited，於英屬維爾京群島註冊成立的有限公司，為本公司的直接全資附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二〇〇六年六月六日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本公告(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公告將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORK<08033> - Suspension of Trading

At the request of Vodatel Networks Holdings Limited, trading in its shares will be suspended with effect from 9:30 a.m. today (1/6/2006) pending issue of an announcement of notifiable transaction.

愛達利網絡<08033> - 停牌

應愛達利網絡控股有限公司(「該公司」)的要求，該公司的股份已於今天(1/6/2006) 上午九時三十分起暫停買賣，待該公司發出有關須予公佈的交易之通告。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

PROXY FORM

Form of proxy for use at the annual general meeting (and at any adjournment thereof) to be held on 16th June, 2006

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of ______________ shares[2] of HK$0.10 each in the capital of Vodatel Networks Holdings Limited ("Company"), HEREBY APPOINT THE CHAIRPERSON OF THE MEETING or[3] ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at City Garden Hotel, 9 City Garden Road, North Point, the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") on Friday, 16th June, 2006 at 3:00 p.m. to consider and if thought fit, pass the Resolutions set out in the notice convening the said Meeting ("Notice") and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.

		ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	(a)	To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2005.		
	(b)	To re-elect José Manuel dos Santos as an executive director of the Company.		
	(c)	To re-elect Yim Hong as an executive director of the Company.		
	(d)	To re-elect Chui Sai Cheong as an independent non-executive director of the Company.		
	(e)	To re-elect Lo King Chiu Charles as an independent non-executive director of the Company.		
	(f)	To authorise the board of directors of the Company to approve, confirm or ratify (as the case maybe) the terms of appointment of the directors of the Company, the main terms of which are set out in Appendix II of the circular of which the Notice forms part.		
	(g)	to authorise the board of directors of the Company to approve the terms of employment of the Directors, the proposed main terms of which are set out in Appendix II of the circular of which the Notice forms part provided that the aggregate remuneration to be paid to those Directors whose service contracts are to be renewed does not exceed the amounts stated in Appendix II of the circular of which the Notice forms part; and		
	(h)	To re-appoint auditors of the Company for the ensuing year and authorise the board of directors of the Company to fix their remuneration.		
2.	(a)	To grant a general mandate to the directors of the Company to allot, issue and deal with the shares of the Company, in terms as referred to in ordinary resolution number 2(a) in the Notice.		
	(b)	To grant a general mandate to the directors of the Company to repurchase its own shares, in terms as referred to in ordinary resolution number 2(b) in the Notice.		
	(c)	To approve the extension of the general mandate to be granted to the directors of the Company to allot shares, in terms as referred to in ordinary resolution number 2(c) in the Notice.		

Dated this __________ day of ____________________ 2006. Signed[5]: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the chairperson is preferred, strike out "the chairperson of the Meeting" here and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OR PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for the purpose seniority will be determined by the order in which the names stand in the Register of Members.
7. This form of proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority must be deposited at the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited, at Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong not less than forty-eight hours before the time for holding the Annual General Meeting, and in default the form of proxy shall not be treated as valid.
8. The completion and return of the form of proxy shall not preclude you from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should you so wish.
9. The proxy need not be a member of the Company.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)
股份代號：八〇三三

代表委任表格

適用於將在二〇〇六年六月十六日舉行的股東週年大會(及其任何續會)的代表委任表格

本人／吾等[一]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)(「本公司」)股本中每股面值0.10港元的＿＿＿＿＿＿股股份[二]的登記持有人，茲委任大會主席或[三]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等的代表，代表本人／吾等出席上述公司謹訂於二〇〇六年六月十六日星期五下午三時假座中華人民共和國香港特別行政區(「香港」)北角城市花園道九號城市花園酒店舉行的公司股東週年大會(及其任何續會)，以考慮及酌情通過召開該大會的該通告(「通告」)所載的決議案，並於大會(及其任何續會)上代表本人／吾等以本人／吾等名義就決議案按下列指示投票表決。

	普通決議案	贊成[四]	反對[四]
一、 (甲)	接受及採納本公司截至二〇〇五年十二月三十一日止年度的經審核財務報表及董事及核數師報告；		
(乙)	重選José Manuel dos Santos為本公司的執行董事；		
(丙)	重選嚴康為本公司的執行董事；		
(丁)	重選崔世昌為本公司的獨立非執行董事；		
(戊)	重選盧景昭為本公司的獨立非執行董事；		
(己)	授權本公司董事會批准、確認或追認(視乎情況而定)本公司董事的委任條款，其主要條款載於通函附錄二，通告為通函的一部份；		
(庚)	授權本公司董事會批准董事的聘用條款，而建議主要條款載於通函(通告為通函的一部份)附錄二；惟服務合約將予以更新的有關董事將獲得的酬金總額不得超逾通函(通告為通函的一部份)附錄二所載金額；及		
(辛)	重新委任本公司來年的核數師，並授權本公司的董事會釐定其酬金。		
二、 (甲)	如通告普通決議案第二(甲)項所述條款向本公司的董事授出配發、發行及買賣公司股份的一般授權。		
(乙)	如通告普通決議案第二(乙)項所述條款向本公司的董事授出購回股份的一般授權。		
(丙)	如通告普通決議案第二(丙)項所述條款批准擴大向本公司的董事授出配發公司股份的一般授權。		

日期：二〇〇六年＿＿＿＿月＿＿＿＿日　　　　簽署[五]：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

一. 請以正楷填上全名及地址。

二. 請填上以　閣下名義登記的股份數目。如無填上數目，則本代表委任表格將被視為與以　閣下名義登記的所有公司股份有關。

三. 閣下如欲委任大會主席以外的人士為代表，請刪去「大會主席或」字樣，並在空欄內填上擬委任代表的姓名及地址。**本代表委任表格的任何更改，必須由簽署人簡簽示可。**

四. **重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內加上剔號。　閣下如欲投票反對決議案，請在「反對」欄內加上剔號。**　閣下如未有在欄內作出任何表示，則　閣下的代表可酌情投票。　閣下的代表亦有權就於召開大會的該通告提述以外於大會上任何正式提出的決議案酌情投票。

五. 本代表委任表格必須由　閣下或　閣下正式書面授權的代理人簽署，或如委任人為一家公司，則須加蓋公司印鑑或由高級職員或正式授權的代理人親筆簽署。

六. 倘為聯名持有人，排名較前者親自或委派代表出席大會的投票將獲接納而排除其他聯名持有人的投票在外，而就此而言排名概以於股東名冊的次序釐定。

七. 本代表委任表格連同經簽署的授權書或其他授權文件(如有)或經公證人簽署證明的授權書或授權文件副本，必須於大會指定舉行時間四十八小時前送達公司在香港的股份過戶登記分處雅柏勤證券登記有限公司，地址為香港皇后大道東一號太古廣場三座二十八樓，方為有效。

八. 閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會(及其任何續會)及投票。

九. 受委代表毋須為公司股東。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE YEAR

- Turnover for the Year reached HK$595,431,000, representing an increase of 51.41% over the annualised turnover of the preceding financial period
- Despite closing the Year with a strong quarter, due to lagging effects from the preceding financial period, the Group reported net loss of HK$37,488,000. Operating loss of the three core lines of business narrowed sharply from preceding financial period
- Made early and full repayment of the three year US$15,000,000 (approximately HK$116,303,000) syndicated loans
- Attributable to positive cash generated from operations, cash balances as at 31st December, 2005 amounted to HK$103,054,000
- Gearing ratio improved from 79.57% to 56.33% with current ratio remained stable at approximately 1.10 times
- Benefited from the strong economy and heavy investments by the Government of Macao and gaming operators, business derived from Hong Kong and Macao represented 49.11% of total turnover for the Year
- Further consolidation of operating activities in Mainland China between VTGL and TSTSH to form one unified platform with ultimate aims to maximise utilisation of resources and maintain healthy overall operating margins
- Strong order book with orders on hand reaching over HK$160,000,000 as at 28th February, 2006
- The Board does not recommend payment of a dividend for the Year

RESULTS

The Board is pleased to present the audited consolidated results of the Group for the Year as follows:

Consolidated balance sheet

	Note	As at 31st December, 2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**12,587**	15,655
Intangible assets		**58,165**	67,898
Interests in associates		**1,832**	1,630
Available-for-sale financial assets		**19,663**	—
Loaned assets		**38,597**	—
Non-trading securities		**—**	72,450
		130,844	157,633
Current assets			
Inventories		**18,619**	47,592
Income tax prepaid		**84**	80
Trade and bills receivables	9	**241,911**	178,536
Other receivables, deposits and prepayments		**27,817**	32,499
Loans and receivables		**774**	—
Other financial assets at fair value through profit or loss		**592**	—
Cash and cash equivalents		**103,054**	168,830
		392,851	427,537
Current liabilities			
Trade and bills payables	10	**183,884**	115,397
Other payables and accruals		**79,146**	84,426
Current income tax liabilities		**54,675**	53,490
Borrowings		**39,216**	132,198
		356,921	385,511
Net current assets		**35,930**	42,026
Total assets less current liabilities		**166,774**	199,659

		As at 31st December,	
	Note	**2005** **HK$'000**	2004 HK$'000
Financed by:			
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**159,058**	159,058
Other reserves	11	**29,022**	44,649
Accumulated losses	11	**(65,348)**	(30,994)
		122,732	172,713
Minority interests		**9,032**	12,092
Total equity		**131,764**	184,805
LIABILITIES			
Non-current liabilities			
Borrowings		**35,010**	14,854
		166,774	199,659

Consolidated income statement

	Note	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Sales	2	**595,431**	589,883
Cost of sales	3	**(508,072)**	(551,922)
Gross profit		**87,359**	37,961
Other gains - net		**13,318**	5,726
Selling and marketing costs	3	**(9,630)**	(14,026)
Administrative expenses	3	**(121,355)**	(204,830)
Operating loss		**(30,308)**	(175,169)
Deemed disposal gain from separate listing of MIHL	4	**—**	17,953
Impairment of goodwill		**(512)**	(25,931)
Finance costs	5	**(7,511)**	(4,346)
Share of profits/(losses) of associates		**202**	(1,511)
Loss before income tax		**(38,129)**	(189,004)
Income tax expense	6	**(2,419)**	(1,898)
Loss for the Year/period		**(40,548)**	(190,902)
Attributable to:			
Equity holders of the Company		**(37,488)**	(173,625)
Minority interests		**(3,060)**	(17,277)
		(40,548)	(190,902)
Loss per Share for loss attributable to the equity holders of the Company during the Year (HK cents)			
- basic	7	**6.11**	28.29
- diluted	7	**Not applicable**	Not applicable
Dividends	8	**—**	3,446

The audited consolidated results of the Group for the Year were reviewed by the audit committee of the Company.

Notes:

1. **Basis of preparation**

The consolidated financial statements of the Company were prepared in accordance with HKFRS. The consolidated financial statements were prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and other financial assets at fair value through profit or loss which were carried at fair value.

The preparation of financial statements in conformity with HKFRS required the use of certain critical accounting estimates. It also required management to exercise its judgement in the process of applying the accounting policies of the Company.

In the Year, the Group adopted the new or revised standards and interpretations of HKFRS below, which were relevant to its operations. The comparatives were amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciated Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new or revised HKAS 1, HKAS 2, HKAS 7, HKAS 8, HKAS 10, HKAS 16, HKAS 17, HKAS 21, HKAS 23, HKAS 24, HKAS 27, HKAS 28, HKAS 33, HKAS-Int 15 and HKAS-Int 21 did not result in substantial changes to the accounting policies of the Group. In summary:

— HKAS 1 affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

— HKAS 2, HKAS 8, HKAS 16, HKAS 21 and HKAS 28 affected certain disclosures of the financial statements.

— HKAS 7, HKAS 10, HKAS 17, HKAS 23, HKAS 27, HKAS 33, HKAS-Int 15 and HKAS-Int 21 had no material effect on the policies of the Group.

— HKAS 24 affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 32 and HKAS 39 resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. It also resulted in the recognition of derivative financial instruments at fair value.

The adoption of HKFRS 2 resulted in a change in accounting policy for share-based payments. Until 31st December, 2004, the provision of share options to employees did not result in an expense to the income statement. Effective from 1st January, 2005, the Group expensed the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7th November, 2002 and had not yet vested on 1st January, 2005 was expensed retrospectively in the income statement of the respective periods. The Group took advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies were not applied to all share options or shares granted to employees or Directors after 7th November, 2002 but had been vested before 1st January, 2005.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in change in the accounting policy for goodwill. Until 31st December, 2004, goodwill was:

— Amortised on a straight-line basis over a period of not exceeding ten years; and

— Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3

— The Group ceased amortisation of goodwill from 1st January, 2005;

— Accumulated amortisation as at 31st December, 2004 was eliminated with a corresponding decrease in the cost of goodwill; and

— From the Year onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment.

The Group reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies were made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group required retrospective application other than:

— HKAS 39 - did not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 were determined and recognised on 1st January, 2005;

— HKFRS 2 - only retrospective application for all equity instruments granted after 7th November, 2002 and not vested as at 1st January, 2005; and

— HKFRS 3 - prospectively after 1st January, 2005.

The adoption of HKAS 39 resulted in an increase in opening reserves as at 1st January, 2005 by HK$1,127,000 and the details of the adjustments to the balance sheet as at 31st December, 2005 and for the Year were as follows:

	2005
	HK$'000
Increase in available-for-sale financial assets	19,663
Increase in loaned assets	38,597
Increase in loans and receivables	774
Decrease in non-trading securities	(59,626)
Increase in other financial assets at fair value through profit and loss	592
Decrease in accumulated losses	3,134
Decrease in available-for-sale investments reserve	12,245
Decrease in basic loss per share	0.51 cents

There was no impact on diluted loss per share from the adoption of HKAS 39.

2. **Sales and segment information**

Revenue comprised the fair value of consideration received or receivable for the sale of goods and services in the ordinary course of the activities of the Group. Revenue was shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenue was recognised as follows:

(a) Design, sale and implementation of data networking systems and the provision of related engineering services

Revenue from the design, sale and implementation of data networking systems and provision of related engineering services was recognised upon the satisfactory completion of installation, which generally coincided with the time when the systems were delivered to customers.

(b) Sale of goods — wholesale

Revenue from sale of goods was recognised when the Group delivered the products to the customer, the customer accepted the products and collectibility of the related receivable was reasonably assured.

(c) Sale of goods — retail

Revenue from the sale of goods was recognised when the Group sold a product to the customer. Retail sales were usually in cash. The recorded revenue was the gross amount of sale.

(d) Digital image processing management solutions

Revenue from provision of digital image processing management solutions was recognised upon the transfer of risks and rewards of ownership, which generally coincided with the time when the goods were delivered to the customers and the title had passed.

(e) Provision of services

Revenue from provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS, commission income and management fee income were recognised when the services were rendered.

(f) Interest income

Interest income was recognised on a time-proportion basis using the effective interest method. When a receivable was impaired, the Group reduced the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continued unwinding the discount as interest income. Interest income on impaired loans was recognised using the original effective interest rate.

(g) Dividend income

Dividend income was recognised when the right to receive payment was established.

(h) Operating lease rental income

Operating lease rental income was recognised on a straight-line basis over the period of the lease.

Primary reporting format - business segments

As at 31st December, 2005, the Group was organised on a worldwide basis into three main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods;

— Provision of digital image processing management solutions; and

— Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

Turnover consisted of sales from these three segments, which for the Year was HK$595,431,000 (eighteen months ended 31st December, 2004: HK$589,883,000).

Other operations of the Group mainly comprised the provision of rental services, which did not constitute a separately reportable segment. Rental income for the Year was HK$2,524,000 (eighteen months ended 31st December, 2004: HK$652,000).

The segment results for the Year were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Sales	462,225	48,050	85,156	—	595,431
Operating loss	(4,728)	(7,781)	(3,164)	(14,635)	(30,308)
Impairment of goodwill	—	(512)	—	—	(512)
Finance costs (note 5)					(7,511)
Share of profits of associates					202
Loss before income tax					(38,129)
Income tax expense (note 6)					(2,419)
Loss for the Year					(40,548)

Other segment terms included in the income statement were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Depreciation	4,674	598	1,758	—	7,030
Amortisation	—	—	648	—	648
Impairment of goodwill	—	512	—	—	512
Impairment of trade receivables	6,980	—	360	—	7,340
Impairment of software licence	—	78	—	—	78
Impairment of inventories	7,354	—	—	—	7,354

Unallocated costs represented corporate expenses. Inter-segment transfers or transactions were carried out in the normal course of business at terms determined and agreed by both parties.

The segment assets and liabilities as at 31st December, 2005 and capital expenditure for the Year were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Assets	341,174	28,448	92,087	60,154	521,863
Associates	1,818	14	—	—	1,832
Total assets	342,992	28,462	92,087	60,154	523,695
Liabilities	274,471	20,678	58,856	37,926	391,931
Capital expenditure	1,074	593	3,048	—	4,715

Segment assets consisted primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They excluded items such as available-for-sale financial assets, loans and receivables and other financial assets at fair value through profit or loss.

Segment liabilities comprised operating liabilities. They mainly excluded borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets.

Secondary reporting format - geographical segments

The three business segments of the Group operated in three main geographical areas even though they were managed on a worldwide basis.

The operations of the Group were mainly in places within Mainland China, Hong Kong and Macao and Europe.

There were no sales between the geographical segments.

Sales	**Year** HK$'000
Mainland China	217,859
Hong Kong and Macao	292,416
Europe	85,156
	595,431

Sales were allocated on the places in which customers were located.

Total assets	**2005**
	HK$'000
Mainland China	100,969
Hong Kong and Macao	268,653
Europe	92,087
	461,709
Associates	1,832
Unallocated assets	60,154
	523,695

Total assets were allocated based on where the assets were located.

Capital expenditure	**Year**
	HK$'000
Mainland China	210
Hong Kong and Macao	1,457
Europe	3,048
	4,715

Capital expenditure was allocated based on where the assets were located.

Analysis of sales by category	**Year** **HK$'000**	Eighteen months ended 31st December, 2004 HK$'000
Revenue from design, sale and implementation of data networking systems and provision of related engineering services	**406,027**	502,441
Revenue from provision of digital image processing management solutions	**48,050**	17,694
Revenue from provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	**85,156**	39,850
Sale of goods	**53,674**	29,246
Operating lease rental income	**2,524**	652
	595,431	589,883

3. **Expenses by nature**

Expenses included in cost of sales, selling and marketing costs and administrative expenses were analysed as follows:

	Year **HK$'000**	Eighteen months ended 31st December, 2004 HK$'000
Amortisation of goodwill	**—**	5,506
Amortisation of software licence	**648**	1,833
Cost of inventories	**443,912**	439,452
Depreciation of fixed assets	**7,030**	8,041
Impairment of trade receivables	**7,340**	51,170
Employee benefit expense (including Directors' emoluments)	**63,915**	70,606
Impairment of inventories	**7,354**	49,646

4. **Deemed disposal gain from separate listing of MIHL**

On 19th January, 2004, Shares of MIHL were listed and traded on GEM by the issue of new Shares of MIHL. As a result, the shareholding of the Company in MIHL was diluted to 61.05%, which resulted in a gain of approximately HK$17,953,000 arising from this deemed disposal.

5. **Finance costs**

	Year **HK$'000**	Eighteen months ended 31st December, 2004 HK$'000
Interest expense:		
- bank borrowings: bank loans and overdrafts — wholly repayable within five years	**5,773**	3,073
- other loan - wholly repayable within five years	**1,738**	1,087
- convertible bonds - wholly repayable within five years	**—**	186
	7,511	4,346

6. **Income tax expense**

Hong Kong profits tax was provided at the rate of 17.5% (eighteen months ended 31st December, 2004: 17.5%) on the estimated assessable profit for the Year. Taxation on overseas profits was calculated on the estimated assessable profit for the Year at the rates of taxation prevailing in the regions in which the Group operated.

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Current income tax		
- Hong Kong profits tax	**—**	126
- Macao complementary profits tax	**36**	26
- Mainland China profits tax	**1,897**	1,600
- Overseas taxation	**486**	29
- Under-provision in prior years	**—**	117
Income tax expense	**2,419**	1,898

The tax on the loss before tax of the Group differed from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	Year HK$'000	Eighteen months ended 31st December, 2004 HK$'000
Loss before tax	**(38,129)**	(189,004)
Tax calculated at the domestic tax rates applicable to losses in the regions	**(5,695)**	(35,497)
Income not subject to tax	**(1,828)**	(85)
Expenses not deductible for tax purposes	**1,891**	8,553
Mainland China deemed income tax	**36**	260
Under-provision in prior years	**—**	117
Utilisation of previously unrecognised tax losses	**(1,430)**	—
Tax losses for which no deferred income tax asset was recognised	**9,445**	28,550
Income tax expense	**2,419**	1,898

The weighted average applicable tax rate was 14.94% (eighteen months ended 31st December, 2004: 18.78%).

7. **Loss per Share**

Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Year.

	Year	Eighteen months ended 31st December, 2004
Loss attributable to equity holders of the Company (HK$'000)	**37,488**	173,625
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**6.11**	28.29

Diluted

No diluted earnings per Share for the Year and eighteen months ended 31st December, 2004 were presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

8. **Dividends**

No dividend was paid during the Year.

The dividends paid during the eighteen months ended 31st December, 2004 included the final dividend of HK$3,069,000 (HK$0.005 per Share) for the year ended 30th June, 2003, the interim dividend and the special interim dividend of HK$3,069,000 (HK$0.005 per share) and HK$377,000 (note) respectively for the eighteen months ended 31st December, 2004.

Note:

On 19th December, 2003, the Board approved the payment of a special interim dividend as part of the proposal for the separate listing of MIHL by way of a distribution in specie in respect of an aggregate of 13,375,000 Shares of MIHL to Members, where every 46 Shares were entitled to 1 Share of MIHL.

The Directors did not recommend the payment of a dividend.

9. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. As at 31st December, 2005, the ageing analysis of the trade and bills receivables were as follows:

	2005 HK$'000	2004 HK$'000
Within three months	**175,538**	143,579
> Three months but ≤ six months	**46,327**	20,544
> Six months but ≤ twelve months	**15,703**	23,718
Over twelve months	**91,627**	77,398
	329,195	265,239
Less: provision for impairment of trade receivables	**(87,284)**	(86,703)
	241,911	178,536

10 **Trade and bills payables**

As at 31st December, 2005, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) were as follows:

	2005 HK$'000	2004 HK$'000
Within three months	**139,595**	76,012
> Three months but ≤ six months	**34,411**	13,645
> Six months but ≤ twelve months	**4,238**	6,961
Over twelve months	**5,640**	18,779
	183,884	115,397

11. **Other reserves and accumulated losses**

	Capital redemption reserve HK$'000	Non-trading securities/ Available-for-sale investments reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st July, 2003	702	(4,158)	35,549	108	49	32,250	149,146
Revaluation	—	5,516	—	—	—	5,516	—
Reserves transferred to income statement upon disposal of a non-trading security	—	3,957	—	—	—	3,957	—
Currency translation differences	—	—	—	2,926	—	2,926	—
Loss for the eighteen months ended 31st December, 2004	—	—	—	—	—	—	(173,625)
Twelve months ended 30th June, 2003 final dividend paid	—	—	—	—	—	—	(3,069)
Eighteen months ended 31st December, 2004 interim dividend paid	—	—	—	—	—	—	(3,069)
Eighteen months ended 31st December, 2004 special interim dividend paid	—	—	—	—	—	—	(377)
Balance as at 31st December, 2004	702	5,315	35,549	3,034	49	44,649	(30,994)
Balance as at 1st January, 2005, as per above	**702**	**5,315**	**35,549**	**3,034**	**49**	**44,649**	**(30,994)**
Opening adjustment for the adoption of HKAS 39	**—**	**(2,007)**	**—**	**—**	**—**	**(2,007)**	**3,134**
Balance as at 1st January, 2005 as restated	**702**	**3,308**	**35,549**	**3,034**	**49**	**42,642**	**(27,860)**
Revaluation	**—**	**(10,238)**	**—**	**—**	**—**	**(10,238)**	**—**
Reserves transferred to income statement upon disposal of available-for-sale financial assets	**—**	**(596)**	**—**	**—**	**—**	**(596)**	**—**
Currency translation differences	**—**	**—**	**—**	**(2,786)**	**—**	**(2,786)**	**—**
Loss for the Year	**—**	**—**	**—**	**—**	**—**	**—**	**(37,488)**
Balance as at 31st December, 2005	**702**	**(7,526)**	**35,549**	**248**	**49**	**29,022**	**(65,348)**

BUSINESS REVIEW

Mainland China — Consolidating resources to achieve greater efficiency

Adapting to changing market parameters to adjust increasing competitive operating environment in Mainland China and to achieve geographical diversification, business derived from Mainland China amounted HK$217,859,000, representing 36.59% of total turnover of the Group for the Year as compared to 67.96% of total turnover for the preceding financial period.

During the Year, capitalising on the strategic moves made during 2004 to streamline local operations by combining and consolidating the representative offices and promoting the self-developed OSS, the marketing and technical teams in Mainland China have emerged to become much stronger, more effective and more competitive. With special focus to minimise risk of uncollectibility, marketing activities in the arena of construction of data networking infrastructure have been geared towards a handful of provinces and cities, including the Guangdong Province, Shanghai and Beijing. Despite so, contracts recorded in the order book of the Group as at 28th February, 2006 amounted approximately US$5,000,000 (approximately HK$38,768,000).

Performance of TSTSH continued to gain momentum, with over US$2,600,000 (approximately HK$20,159,000) worth of contracts secured as at 28th February, 2006. Today, OSS of TSTSH, in addition to being installed at the telecommunications bureaus in Guangdong, Chongqing, Xinjiang and Wuxi, TSTSH successfully secured further contracts during the Year to install the OSS at the telecommunications bureaus in Sichuan, Hubei and Inner Mongolia. Moreover, TSTSH continued to be awarded expansion contracts to enhance the scope and functionalities of the OSS for its existing customers, including Chongqing China Telecom, Xinjiang China Telecom and Guangdong China Telecom, the latter of which deployed the OSS of TSTSH to manage its data networks since 2003.

To strive for continuous improvement to operating efficiency and operating margins, the Group is in the process of consolidating the local representative offices of VTGL and TSTSH, as via one unified platform, the Group will be able to achieve further cost savings, leverage geographical coverage, better utilise marketing resources and maximise return from the premium customer bases of both VTGL and TSTSH. More importantly, the combination of system integration and provision of software solutions differentiates its positioning in the marketplace and allows the Group to maintain healthy overall operating margins.

Macao — Maintaining a leading market positioning

Benefiting from strong business momentum of Macao, with strong orders received during the Year, business derived from Hong Kong and Macao soared to HK$292,416,000, representing 49.11% of total turnover of the Group. MIHL, the spun off listed entity of the Group, was also a beneficiary of the robust local economy, with turnover for the Year almost tripling from HK$17,694,000 to HK$48,050,000 and achieving breakeven to its bottom-line for the six months ended 31st December, 2005.

Business derived during the Year was fuelled primarily from investments made by the Government of Macao and the East Asian Games. In the upcoming years, the Group anticipates that investments made by gaming and hotel operators will become the main drivers of revenue for the Group, as evidenced by orders on hand from gaming operators already exceeding HK$110,000,000 as at 28th February, 2006.

While a strong economy generates numerous business opportunities, it has concurrently created pressure to human resources and cost of conducting business. Therefore, while the Group has flexibly adjusted its human resources by relocating its technical team from Mainland China to Macao, permitting better management of human resources needs and control of labour costs, the Group believes that human resources allocation will remain a challenge during 2006.

International Operations — Repositioning to gain a stable footing

In Europe, during the Year, TCM continued to deploy the business model of using premium SMS and premium voice services to deliver premium content such as mobile wallpapers, ring-tones and short videos to end-users through its SMS, wireless application protocol portals or IVR.

In products and services, TCM continued to roll out premium mobile content, such as polyphonic ring-tones, real-tones, wallpapers for mobiles and Java games. Contents sourced from various mobile game developers, music labels and content aggregators on revenue sharing basis were sold via its own web portals in Spain and in the Netherlands. Various unique content products are also internally developed to improve margins of contents sold.

In the provision of interactive games and entertainment, STASA continued to operate one of the largest tarot reading services in Spain with live tarot experts taking calls for live chatting and consultancy around the clock. Moreover, TCM partnered with major magazines and TV stations to roll out various formats of "Call & Win", "SMS & Win" and "Call-TV" services.

In the provision of mass calling and micro-billing solutions, TCM now operates IVR platforms in Spain and in the Netherlands. These platforms are capable of handling heavy volume traffic, such as for national voting for TV shows, and can support high volume call setup capacity with high availability and reliability. The platform of STASA supports programmes from all three national TV stations and is currently the only interactivity company that provides services to all three national TV stations in Spain.

With respect to its operations in the Asia Pacific Region, while the Group is in the process of reviewing its investments in the Socialist Republic of Vietnam, Mobile Telecom Network (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability and whose shares of US$0.01 each are listed on GEM, with geographical coverage in various countries in the Asia Pacific Region and where the Group has 20% equity interests, continues to put its primary focus on 2.5G and 3G services provisioning. And for Timor Telecom, S.A., which is the sole operator of telecommunications services in the Democratic Republic of Timor-Leste and where the Group has 16.9% equity interests, the operator reported net profit exceeding US$2,000,000 (approximately HK$15,507,000) for the second year since its establishment in 2001.

Capital Structure and Financial Resources

Despite the early and full repayment of the three-year US$15,000,000 (approximately HK$116,303,000) syndicated loans, the Group continued to maintain healthy cash position, with cash balances as at 31st December, 2005 amounting to HK$103,054,000 (HK$141,822,000 should the yield-enhanced US$5,000,000 (approximately HK$38,768,000) financial bonds was included), translating to cash per share of HK$0.17 (HK$0.23 should the US$5,000,000 (approximately HK$38,768,000) financial bond is included).

In line with the repayment of the three-year syndicated loans, total borrowings of the Group reduced considerably from HK$147,052,000 to HK$74,226,000, with gearing ratio (total borrowings / Members' funds) improving from 79.57% to 56.33%.

Current ratio remained stable at approximately 1.10 times.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules, except that the chairman of the Board did not attend the annual general meeting held in the Year.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company did not redeem any of the Shares during the Year. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Year.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard

"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standard and the Hong Kong Institute of Certified Public Accountants)
"IVR"	interactive voice response
"Macao"	the Macao Special Administrative Region of the PRC
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Members"	holders of Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and Shares of MIHL are listed on GEM
"OSS"	Operation Support System
"PRC"	The People's Republic of China
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shares of MIHL"	shares of HK$0.01 each in the capital of MIHL
"SMS"	short message services
"Spain"	the Kingdom of Spain
"SSAP"	Statement of Standard Accounting Practice
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands

"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollars, the lawful currency of the United States of America
"VTGL"	廣州愛達利科技有限公司, incorporated in the PRC with limited liability and an indirectly wholly-owned subsidiary of the Company
"Year"	the year ended 31st December, 2005

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 27th March, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page on the website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

本年度業務及財務摘要

— 本年度營業額達595,431,000港元，較上一財務期間年率化營業額上升51.41%

— 儘管本年度最後一季本集團表現強勁，但受上一財務期間的表現拖累，本集團錄得虧損淨額37,488,000港元。本集團三類核心業務的經營虧損較上一財務期間已大幅減少

— 提早悉數償還三年期銀團貸款15,000,000美元（約116,303,000港元）

— 因錄得經營所得現金流入，於二〇〇五年十二月三十一日的現金結餘達103,054,000港元

— 負債資產比率由79.57%下降至56.33%，而流動比率保持穩定，約為1.10倍

— 受惠於經濟蓬勃發展及澳門政府與博彩經營商的龐大投資，來自香港及澳門的業務佔本年度營業總額49.11%

— 深化廣州愛達利科技與泰思通在中國內地的經營活動融合成為統一平台，充份運用資源及爭取更佳的整體經營邊際利潤

— 訂單紛至，截至二〇〇六年二月二十八日的訂單已超過160,000,000港元

— 董事會不建議本年度派付股息

業績

董事會欣然提呈本集團本年度的經審核綜合業績如下：

綜合資產負債表

	附註	於十二月三十一日 二〇〇五年 千港元	於十二月三十一日 二〇〇四年 千港元
資產			
非流動資產			
物業、機器及設備		**12,587**	15,655
無形資產		**58,165**	67,898
聯營公司權益		**1,832**	1,630
可供出售財務資產		**19,663**	—
借出資產		**38,597**	—
非買賣證券		**—**	72,450
		130,844	157,633
流動資產			
存貨		**18,619**	47,592
預付當期所得稅		**84**	80
貿易應收款及應收票據	九	**241,911**	178,536
其他應收款、按金及預付款項		**27,817**	32,499
貸款及應收款		**774**	—
於損益賬按公平值列賬的其他財務資產		**592**	—
現金及現金等價物		**103,054**	168,830
		392,851	427,537
流動負債			
貿易應付款及應付票據	十	**183,884**	115,397
其他應付款及應計費用		**79,146**	84,426
當期所得稅負債		**54,675**	53,490
貸款		**39,216**	132,198
		356,921	385,511
流動資產淨值		**35,930**	42,026
總資產減流動負債		**166,774**	199,659

	附註	於十二月三十一日 二〇〇五年 千港元	 二〇〇四年 千港元
資金來源：			
權益			
本公司權益持有人應佔資本及儲備			
股本		**159,058**	159,058
其他儲備	十一	**29,022**	44,649
累計虧損	十一	**(65,348)**	(30,994)
		122,732	172,713
少數股東權益		**9,032**	12,092
總權益		**131,764**	184,805
負債			
非流動負債			
貸款		**35,010**	14,854
		166,774	199,659

綜合收益表

	附註	本年度 千港元	截至 二○○四年 十二月三十一日 止十八個月 千港元
銷售	二	**595,431**	589,883
銷售成本	三	**(508,072)**	(551,922)
毛利		**87,359**	37,961
其他收益－淨額		**13,318**	5,726
銷售及市場推廣費用	三	**(9,630)**	(14,026)
行政費用	三	**(121,355)**	(204,830)
經營虧損		**(30,308)**	(175,169)
萬佳訊獨立上市的視作出售收益	四	**–**	17,953
商譽減值		**(512)**	(25,931)
融資成本	五	**(7,511)**	(4,346)
應佔聯營公司盈利／(虧損)		**202**	(1,511)
除所得税前虧損		**(38,129)**	(189,004)
所得税	六	**(2,419)**	(1,898)
本年度／期間虧損		**(40,548)**	(190,902)
應佔：			
本公司權益持有人		**(37,488)**	(173,625)
少數股東權益		**(3,060)**	(17,277)
		(40,548)	(190,902)
本年度內本公司權益持有人應佔虧損的每股虧損(港仙)			
－基本	七	**6.11**	28.29
－攤薄	七	**不適用**	不適用
股息	八	**–**	3,446

本公司審核委員會已審閱本集團本年度的經審核綜合業績。

附註：

一. 編製基準

本公司的綜合財務報表是根據《財務準則》編製。綜合財務報表按照歷史成本法編製，並就可供出售財務資產及其他財務資產的重估於損益表按公平值列賬而作出修訂。

編製符合《財務準則》的財務報表須運用若干重大會計估計，而管理人員應用會計政策時亦須運用判斷。

在本年度，本集團採納下列與其業務有關的新訂或經修訂《財務準則》及註釋。比較數字已按有關之規定作出修訂。

《會計準則》一	財務報表之呈報
《會計準則》二	存貨
《會計準則》七	現金流量表
《會計準則》八	會計政策、會計估算更改以及錯誤更正
《會計準則》十	結算日後事項
《會計準則》十六	物業、機器及設備
《會計準則》十七	租賃
《會計準則》二十一	匯率變更之影響
《會計準則》二十三	借貸成本
《會計準則》二十四	關聯方披露
《會計準則》二十七	綜合及獨立財務報表
《會計準則》二十八	聯營公司投資
《會計準則》三十二	金融工具：披露及呈報
《會計準則》三十三	每股盈利
《會計準則》三十六	資產減值
《會計準則》三十八	無形資產
《會計準則》三十九	金融工具：確認及計量
《會計準則》三十九修訂	財務資產和財務負債的過度和初步確認
《會計準則》詮釋十五	營運租賃－優惠
《會計準則》詮釋二十一	所得稅－經重估非折舊資產的收回
《財務準則》二	以股份為基礎的支付
《財務準則》三	企業合併

採納新訂或經修訂《會計準則》一、二、七、八、十、十六、十七、二十一、二十三、二十四、二十七、二十八、三十三、《會計準則》詮釋十五及二十一對本集團會計政策並無重大影響。概括而言：

— 《會計準則》一影響少數股東股益、應佔除稅後聯營公司業績及其他披露之呈列。

— 《會計準則》二、八、十六、二十一及二十八影響財務報表的若干披露。

— 《會計準則》七、十、十七、二十三、二十七、三十三、《會計準則》詮釋十五及二十一對本集團會計政策並無重大影響。

— 《會計準則》二十四影響關連人士識別及若干其他關連人士披露。

採納《會計準則》三十二及三十九導致有關按公平值於損益表列賬的其他財務資產、貸款及應收款與可供出售財務資產分類的會計政策改變，亦導致衍生財務工具按公平值確認。

採納《財務準則》二後，有關以股份支付的會計政策有所改變。二○○四年十二月三十一日前，授予員工的購股權毋須在收益表列作支出。自二○○五年一月一日起，本集團的購股權開支在收益表支銷。根據過度條文，於二○○二年十一月七日後授出而於二○○五年一月一日尚未歸屬的購股權成本，追溯於相關期間的收益表支銷。本集團引用《財務準則》二第五十三段的過度條文，新確認及計量的政策對於二○○二年十一月七日後授予僱員或董事而於二○○五年一月一日仍未歸屬的所有購股權或股份均不採用新的確認及計算政策。

採納《財務準則》三、《會計準則》三十六及《會計準則》三十八導致商譽會計政策改變。截至二○○四年十二月三十一日前，商譽：

— 以直線法於不超過十年期間攤銷；及

— 基於各結算日之減值指標進行評估。

根據《財務準則》三：

— 本集團由二○○五年一月一日起不再攤銷商譽；

— 撇銷二○○四年十二月三十一日的累計攤銷，並將商譽成本作相應扣減；及

— 自本年度起，商譽每年以及出現減值指標時測試有否減值。

本集團已根據《會計準則》三十八重估其無形資產的可使用期，重估後毋須因此作出調整。

一切會計政策轉變均根據相關準則的過度條文（如適用）。本集團採納的所有準則均已追朔應用，惟：

— 《會計準則》三十九－此準則不許可追溯確認、取消確認及計量財務資產及負債。本集團對二○○四年比較資料採用過往的《會計實務準則》二十四「證券投資會計」規定處理。《會計實務準則》二十四與《會計準則》三十九之會計差異所須調整已於二○○五年一月一日計算及確認；

— 《財務準則》二－僅追溯應用於二○○二年十一月七日後授出而於二○○五年一月一日尚未歸屬的所有權益工具；及

— 《財務準則》三－於二○○五年一月一日後不追溯用。

採納《會計準則》三十九導致二○○五年一月一日的年初儲備增加1,127,000港元，於二○○五年十二月三十一日及截至該日止年度的資產負債表調整詳情如下：

	二○○五年 千港元
可供出售財務資產增加	19,663
借出資產增加	38,597
貸款及應收款增加	774
非買賣證券減少	(59,626)
於損益賬按公平值列賬的其他財務資產增加	592
累計虧損減少	3,134
可供出售投資儲備減少	12,245
每股基本虧損減少	0.51仙

採納《會計準則》三十九對每股攤薄虧損並無影響。

二. 銷售及分部資料

收益包括本集團日常業務中出售貨品及服務的已收或應收代價公平值。收益已扣除增值稅、退貨、佣金和折扣，本集團內部銷售亦已對銷。收益確認規定如下：

(甲) 數據網絡系統設計、銷售與安裝及提供相關工程服務

數據網絡系統設計、銷售與安裝及提供相關工程服務的收入，乃於完成安裝後確認，一般為系統交付予顧客同時發生。

(乙) 貨品銷售－批發

貨品銷售的收入在本集團已將貨品交予顧客，顧客接收產品後，且合理肯定有關應收款可收回時確認。

(丙) 貨品銷售－零售

貨品銷售的收入在本集團向顧客出售產品後確認。零售一般以現金結賬。所記錄的收益為銷售的總金額。

(丁) 數碼影像處理管理解決方案

提供數碼影像處理管理解決方案的收入於擁有權的風險及回報轉移後確認，一般即交付貨品予顧客及轉讓所有權當時。

(戊) 提供服務

透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收入，佣金收入及管理費收入於提供服務時確認。

(己) 利息收入

利息收入採用實際利息法按時間比例確認。倘應收款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具原有實際利率貼現值，並繼續將貼現計算並確認利息收入。已減值貸款之利息收入按原有實際利率確認。

(庚) 股息收入

股息收入在收取款項的權利確定時確認。

(申) 經營租賃租金收入

經營租賃租金收入乃於租賃期按直線分期確認。

主要報告形式—業務分部

於二○○五年十二月三十一日，本集團的組織遍佈全球，分為三類主要業務分部：

— 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；

— 提供數碼影像處理管理解決方案；及

— 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務

營業額包括來自上述三個分部，本年度銷售額為595,431,000港元(截至二○○四年十二月三十一日止十八個月：589,883,000港元)。

本集團其他業務主要包括提供出租服務。此等項目不構成獨立的可報告分部。本年度的租金收入為2,524,000港元(截至二○○四年十二月三十一日止十八個月：652,000港元)。

本年度的分部業績如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元
銷售	462,225	48,050	85,156	–	595,431
經營虧損	(4,728)	(7,781)	(3,164)	(14,635)	(30,308)
商譽減值	–	(512)	–	–	(512)
融資成本(附註五)					(7,511)
應佔聯營公司盈利					202
除所得税前虧損					(38,129)
所得税(附註六)					(2,419)
本年度虧損					(40,548)

其他在收益表列賬的分部項目如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元
折舊	4,674	598	1,758	–	7,030
攤銷	–	–	648	–	648
商譽減值	–	512	–	–	512
貿易應收款減值	6,980	–	360	–	7,340
軟件特許權減值	–	78	–	–	78
存貨減值	7,354	–	–	–	7,354

未分配成本指企業開支。分部間轉撥或交易按各方釐定及協定的一般商業條款在日常業務中訂立。

於二○○五年十二月三十一日的分部資產及負債以及本年度的資本開支如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售 千港元	提供數碼影像處理管理解決方案 千港元	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務 千港元	未分配 千港元	本集團 千港元
資產	341,174	28,448	92,087	60,154	521,863
聯營公司	1,818	14	—	—	1,832
總資產	342,992	28,462	92,087	60,154	523,695
負債	274,471	20,678	58,856	37,926	391,931
資本開支	1,074	593	3,048	—	4,715

分部資產主要包括物業、機器及設備、無形資產、存貨、應收款及營運現金。此等資產不包括可供出售財務資產、貸款及應收款及於損益表按公平值列賬的其他財務資產等項目。

分部負債由營運負債組成，主要不包括貸款。

資本開支包括物業、機器及設備及無形資產的添置。

次要報告形式－地區分部

本集團的三個業務分部在三個主要地區，惟此等業務是全球統一管理。

本集團業務主要在中國內地、香港和澳門以及歐洲經營。

各地區分部之間並無進行銷售。

銷售	**本年度** 千港元
中國內地	217,859
香港及澳門	292,416
歐洲	85,156
	595,431

銷售額根據客戶所在的地方劃分。

總資產	**二〇〇五年**
	千港元
中國內地	100,969
香港及澳門	268,653
歐洲	92,087
	461,709
聯營公司	1,832
未分配資產	60,154
	523,695

總資產根據資產所在地劃分。

資本開支	**本年度**
	千港元
中國內地	210
香港及澳門	1,457
歐洲	3,048
	4,715

資本開支根據資產所在地劃分。

銷售額按類別分析	**本年度** **千港元**	截至二〇〇四年 十二月三十一日 止十八個月 千港元
數據網絡系統設計、銷售與安裝及提供相關工程服務的收入	**406,027**	502,441
提供數碼影像處理管理解決方案的收入	**48,050**	17,694
透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收入	**85,156**	39,850
貨品銷售	**53,674**	29,246
經營租賃租金收入	**2,524**	652
	595,431	589,883

三. 按性質分類的費用

計入銷售成本、銷售及市場推廣費用及行政費用的費用分析如下：

	本年度 千港元	截至二〇〇四年 十二月三十一日 止十八個月 千港元
商譽攤銷	–	5,506
軟件特許權攤銷	**648**	1,833
售出貨品成本	**443,912**	439,452
固定資產折舊	**7,030**	8,041
貿易應收款減值	**7,340**	51,170
僱員福利開支(包括董事酬金)	**63,915**	70,606
存貨減值	**7,354**	49,646

四. 萬佳訊獨立上市的視作出售收益

於二〇〇四年一月十九日，透過發行新萬佳訊股份，萬佳訊股份於創業板上市及買賣。因此，本公司於萬佳訊的股權攤薄至61.05%，是次視作出售事項產生收益約17,953,000港元。

五. 融資成本

	本年度 千港元	截至二〇〇四年 十二月三十一日 止十八個月 千港元
利息費用：		
－銀行借貸：銀行貸款及透支－須於五年內全數償還	**5,773**	3,073
－其他貸款－須於五年內全數償還	**1,738**	1,087
－可換股債券－須於五年內全數償還	–	186
	7,511	4,346

六. 所得稅

香港利得稅按照本年度估計應課稅盈利以稅率17.5%（截至二○○四年十二月三十一日止十八個月：17.5%）提撥準備。海外盈利之稅款按照本年度估計應課稅盈利依本集團經營業務所在地區之現行稅率計算。

	本年度 千港元	截至二○○四年 十二月三十一日 止十八個月 千港元
當期所得稅		
—香港利得稅	–	126
—澳門補充所得稅	**36**	26
—中國內地企業所得稅	**1,897**	1,600
—海外稅項	**486**	29
—過往年度撥備不足	–	117
所得稅	**2,419**	1,898

本集團除稅前虧損的稅項，與採用綜合公司盈利適用的加權平均稅率所計算理論稅額的差額如下：

	本年度 千港元	截至二○○四年 十二月三十一日 止十八個月 千港元
除稅前虧損	**(38,129)**	(189,004)
在各有關地區的虧損按適用的當地稅率計算的稅項	**(5,695)**	(35,497)
無須課稅之收入	**(1,828)**	(85)
不可扣稅減之費用	**1,891**	8,553
視作所得稅的中國內地稅項	**36**	260
過往年度撥備不足	–	117
運用過往未確認稅項虧損	**(1,430)**	–
確認為遞延所得稅資產之稅項虧損	**9,445**	28,550
所得稅	**2,419**	1,898

適用的加權平均稅率為14.94%（截至二○○四年十二月三十一日止十八個月：18.78%）。

七. 每股虧損

基本

每股基本虧損根據本公司權益持有人應佔虧損，除以年內已發行股份的加權平均數計算。

	本年度	截至二○○四年十二月三十一日止十八個月
本公司權益持有人應佔虧損(千港元)	**37,488**	173,625
已發行股份的加權平均數(千股)	**613,819**	613,819
每股基本虧損(港仙)	**6.11**	28.29

攤薄

由於行使本公司未行使之購股權將有反攤薄作用，故並無呈列本年度及截至二○○四年十二月三十一日止十八個月的每股攤薄盈利。

八. 股息

本年度內並無派付股息。

截至二○○四年十二月三十一日止十八個月內派付的末期股息包括截至二○○三年六月三十日止年度末期股息3,069,000港元(每股0.005港元)，及截至二○○四年十二月三十一日止十八個月派付的中期股息及特別中期股息分別3,069,000港元(每股0.005港元)及377,000港元(附註)。

附註：

於二○○三年十二月十九日，根據萬佳訊獨立上市計劃，董事會批准派付特別中期股息，方法為將合共13,375,000股萬佳訊股份實物分派予股東，每持有46股股份可獲發1股萬佳訊股份。

董事並不建議派付股息。

九. 貿易應收款及應收票據

授予客戶的信貸條件各有不同，但一般為個別客戶與本集團磋商的結果。於二〇〇五年十二月三十一日，貿易應收款及應收票據包括應付關連人士貿易款項的賬齡如下：

	二〇〇五年 千港元	二〇〇四年 千港元
三個月以下	**175,538**	143,579
>三個月及≤六個月	**46,327**	20,544
>六個月及≤十二個月	**15,703**	23,718
十二個月以上	**91,627**	77,398
	329,195	265,239
減：貿易應收款減值	**(87,284)**	(86,703)
	241,911	178,536

十. 貿易應付款及應付票據

於二〇〇五年十二月三十一日，貿易應付款及應付票據的賬齡如下：

	二〇〇五年 千港元	二〇〇四年 千港元
三個月以下	**139,595**	76,012
>三個月及≤六個月	**34,411**	13,645
>六個月及≤十二個月	**4,238**	6,961
十二個月以上	**5,640**	18,779
	183,884	115,397

十一.其他儲備及累計虧損

	資本贖回儲備 千港元	非買賣證券／可供出售投資儲備 千港元	合併儲備 千港元	換算儲備 千港元	法定儲備 千港元	合計 千港元	累計虧損 千港元
二〇〇三年七月一日結餘	702	(4,158)	35,549	108	49	32,250	149,146
重估	–	5,516	–	–	–	5,516	–
出售非買賣證券時轉撥至損益表的儲備	–	3,957	–	–	–	3,957	–
匯兌差額	–	–	–	2,926	–	2,926	–
截至二〇〇四年十二月三十一日止十八個月虧損	–	–	–	–	–	–	(173,625)
截至二〇〇三年六月三十日止十二個月已付末期股息	–	–	–	–	–	–	(3,069)
截至二〇〇四年十二月三十一日止十八個月已付中期股息	–	–	–	–	–	–	(3,069)
截至二〇〇四年十二月三十一日止十八個月已付特別中期股息	–	–	–	–	–	–	(377)
二〇〇四年十二月三十一日結餘	702	5,315	35,549	3,034	49	44,649	(30,994)
二〇〇五年一月一日結餘，按上文所呈列	**702**	**5,315**	**35,549**	**3,034**	**49**	**44,649**	**(30,994)**
採納《會計準則》三十九的年初調整	**–**	**(2,007)**	**–**	**–**	**–**	**(2,007)**	**3,134**
二〇〇五年一月一日結餘(重列)	**702**	**3,308**	**35,549**	**3,034**	**49**	**42,642**	**(27,860)**
重估	**–**	**(10,238)**	**–**	**–**	**–**	**(10,238)**	**–**
出售可供出售財務資產時轉撥至收益表的儲備	**–**	**(596)**	**–**	**–**	**–**	**(596)**	**–**
匯兌差額	**–**	**–**	**–**	**(2,786)**	**–**	**(2,786)**	**–**
本年度虧損	**–**	**–**	**–**	**–**	**–**	**–**	**(37,488)**
二〇〇五年十二月三十一日結餘	**702**	**(7,526)**	**35,549**	**248**	**49**	**29,022**	**(65,348)**

業務回顧

中國內地－綜合資源以達致更佳效率

為配合不斷轉變的市場和中國內地競爭越趨激烈的經營環境，本集團力求業務地區多元化，結果來自中國內地的營業額達217,859,000港元，佔本集團的本年度營業總額36.59%，而上一財務期間則佔營業總額67.96%。

於本年度，得力於二○○四年所作出的策略性行動，透過合併代表辦事處及廣泛採用自行研發的操作支援系統，精簡地方業務，結果中國內地的市場推廣及技術隊伍實力更強，效率及競爭力更高。本集團致力減低收賬風險，有關興建數據網絡基建的業務集中在廣東省、上海及北京等少數省市進行市場推廣。儘管如此，本集團於二○○六年二月二十八日的已有訂單約為5,000,000美元（約等於38,768,000港元）。

泰思通的業績持續向好，截至二○○六年二月二十八日取得的合約價值逾2,600,000美元（約20,159,000港元）。現時，泰思通自行研發的操作支援系統除已於廣東、重慶、新疆及無錫等電信局安裝外，更於本年度成功獲得在四川、湖北及內蒙古等電信局的合約。此外，泰思通亦再獲批擴容合約，為重慶中國電信、新疆中國電信及廣東中國電信等現有客戶提高操作支援系統的服務範圍及功能，而廣東中國電信自二○○三年起配置泰思通的操作支援系統以管理其數據網絡。

本集團致力不斷提升營運效率及邊際利潤，現正安排合併廣州愛達利科技和泰思通的地方代表辦事處成為統一平台，以進一步減低成本，充份利用內地的覆蓋範圍，善用市場推廣資源，從廣州愛達利科技及泰思通的優質客源爭取最高回報。更重要的是，同時提供系統集成及提供軟件解決方案突出本集團與別不同，亦讓本集團保持良好的整體經營邊際利潤。

澳門－保持市場領導地位

受惠於澳門商貿蓬勃發展，加上於本年度接獲不少訂單，來自香港及澳門的業務增至292,416,000港元，佔本集團總營業額49.11%。本集團獨立上市的萬佳訊亦受惠於地區蓬勃的經濟，本年度營業額由17,694,000港元增至48,050,000港元，約有近三倍增長，截至二○○五年十二月三十一日止六個月營運業績取得收支平衡。

本年度業務主要受惠於澳門政府的投資及東亞運動會。未來數年，本集團預期，博彩及酒店經營商的投資將成為本集團收益的主要來源，從截至二○○六年二月二十八日現有的博彩經營商訂單已超過110,000,000港元可見一斑。

經濟暢旺不僅帶來無數商機，亦同時對人力資源及經營成本造成壓力。因此，雖然本集團將技術人員從中國內地遷往澳門以靈活調配人力資源，改善人力資源需求管理及控制員工成本，但本集團相信，人力資源調配仍是二○○六年的一大挑戰。

國際業務－重新定位鞏固市場地位

歐洲公司於本年度在歐洲繼續部署運用收費短訊及收費話音服務的業務模式，透過短訊、無線應用通訊協定或互動語音回覆系統向最終用戶提供流動桌布、鈴聲及簡短影片等收費內容。

產品及服務方面，歐洲公司不斷推出收費流動內容，包括流動電話和弦鈴聲、原音鈴聲、桌布及Java遊戲。該等內容來由多個流動遊戲開發商、唱片公司及內容綜合商，以收益分賬形式提供，並透過本集團在西班牙及荷蘭的網站出售。本集團亦自行開發不少獨特內容以提高出售內容的邊際利潤。

提供互動遊戲及娛樂的西班牙公司繼續經營西班牙最大型塔羅牌占卜服務，聊天室駐有塔羅牌專家二十四小時現場接聽電話並解答查詢。此外歐洲公司與大型雜誌及電視台合作推出多種類型「電話競猜遊戲」、「短訊競猜遊戲」及「電視節目電話競猜遊戲」。

提供大量通訊低收費電訊解決方案的歐洲公司現時分別於西班牙及荷蘭經營的互動語音回覆系統平台。該等平台能處理大量資訊，例如電視節目全國投票，可以處理大量電話通訊，除備用性強之外，亦非常可靠。西班牙公司平台支援西班牙全國三間國營電視台的節目，是西班牙唯一向該三間國營電視台提供互動服務的公司。

亞太區的業務方面，本集團正檢討在越南社會主義共和國的投資，而本集團擁有20%權益的Mobile Telecom Network (Holdings) Limited（流動電訊網絡（控股）有限公司*）（於開曼群島註冊成立的有限公司，其每股面值0.01美元的股份於創業板上市）業務遍佈多個亞太區國家，其持續在2.5G及3G服務發展。東帝汶民主共和國唯一電信服務經營商Timor Telecom, S.A.（其16.9%權益由本集團持有）匯報自二○○一年成立以來第二年錄得逾2,000,000美元（約15,507,000港元）純利。

資本架構及財務資源

儘管三年期銀團貸款15,000,000美元（約116,303,000港元）已提早悉數償還，本集團仍保持穩健的現金水平，於二○○五年十二月三十一日的現金結餘為103,054,000港元（如計及5,000,000美元（約38,768,000港元）高收益金融債券，則為141,822,000港元），即每股現金0.17港元（如計及金融債券5,000,000美元（約38,768,000港元），則為0.23港元）。

由於已償還三年期銀團貸款，本集團的借貸總額由147,052,000港元大幅下降至74,226,000港元，而負債資產比率（借貸總額／股東資金）由79.57%改善至56.33%。

流動比率保持穩定，約為1.10倍。

企業管治聲明

除董事會主席並無出席是年所舉行之股東週年大會外，本公司已遵守《創業板上市規則》附錄十五所載的企業管治常規守則守則條文。

買賣或贖回上市證券

於本年度，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於本年度購買或出售任何股份。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》
「《財務準則》」	指	由香港會計師公會理事會通過的一套財務匯報準則，包括香港會計師公會不時通過的所有《香港會計準則》及《香港財務匯報準則》的釋義
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》,《香港財務滙報準則》及香港會計師公會)
「互動語音回覆系統」	指	互動語音回覆系統
「澳門」	指	中國澳門特別行政區
「中國內地」	指	中國(香港、澳門和台灣地區除外)

「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,為本公司的間接附屬公司,萬佳訊股份於創業板上市
「操作支援系統」	指	操作支援系統
「中國」	指	中華人民共和國
「股份」	指	本公司股本中每股面值0.10港元的股份
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「短訊」	指	短訊服務
「西班牙」	指	西班牙王國
「《會計實務準則》」	指	《會計實務準則》
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima,於西班牙註冊成立的有限公司,為本公司的間接附屬公司
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭註冊成立的有限公司,為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「泰思通」	指	泰思通軟件(上海)有限公司,於中國註冊成立的有限公司,為本公司的間接附屬公司
「美元」	指	美國法定貨幣美元
「廣州愛達利科技」	指	廣州愛達利科技有限公司,於中國註冊成立的有限公司,為本公司的間接全資附屬公司
「本年度」	指	截至二○○五年十二月三十一日止年度

承董事會命
主席
José Manuel dos Santos

香港,二○○六年三月二十七日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何聲明產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公告將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, the Macao Special Administrative Region of the PRC on 27th March, 2006 at 11:00 a.m. for the following purposes:

1 To consider and approve the Final Results and approve the announcement of the Final Results to be published on the GEM Website, the website of the Company and irasia.com website;

2 To consider the payment of a final dividend, if any;

3 To consider the closure of the register of Members, if necessary; and

4 To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Final Results"	the audited consolidated results of the Company and its subsidiaries for the year ended 31st December, 2005
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 13th March, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇六年三月二十七日上午十一時正假座中國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一　考慮及通過全年業績，並通過將全年業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二　考慮派付末期股息(如有)；

三　考慮暫停辦理股份過戶登記手續(倘有需要)；及

四　處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「全年業績」	指	本公司及各附屬公司截至二〇〇五年十二月三十一日止全年之經審核綜合業績
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「股份」	指	本公司股本中每股面值0.10港元的股份

「中國」 指 中華人民共和國

承董事會命
主席
José Manuel dos Santos

香港，二○○六年三月十三日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decreases in the price and increase in trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 27th February, 2006

Executive Directors	*Independent non-executive Directors*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現下跌，及成交額出現上升，茲聲明董事會對該等變動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區（不適用於香港聯合交易所有限公司）

承董事會命

主席

José Manuel dos Santos

香港，二〇〇六年二月二十七日

執行董事

José Manuel dos Santos

嚴康

關鍵文

羅嘉雯

獨立非執行董事

崔世昌

盧景昭

馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decreases in the price and increase in trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement except Fung Kee Yue Roger who is on a business trip and cannot be contacted before the issue of this statement due to time difference.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 21st February, 2006

Executive Directors	*Independent non-executive Directors*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現下跌，及成交額出現上升，茲聲明董事會對該等變動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任（馮祈裕除外，彼因公務在外及時差至未能於本聲明刊發前聯絡上）。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區（不適用於香港聯合交易所有限公司）

承董事會命
主席
José Manuel dos Santos

香港，二○○六年二月二十一日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

EXHIBIT A

Vodatel Networks Holdings Limited (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance ("Ordinance"), the Rules ("GEM Listing Rules") Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited ("Exchange") and the Securities and Futures Ordinance.

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1.	Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the Ordinance) The following documents must be delivered to the Registrar of Companies: (a) Certified copies of constitutional documents of the Company (e.g. memorandum and articles of association) (b) List of Directors and Secretary (c) Memorandum of appointment or power of attorney by which the Company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the Company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office (or equivalent thereof) in its place of incorporation (d) Certified copy of the Company's certificate of incorporation (e) Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the Company.	Within 1 month of establishment	Section 333 - Part XI of the Ordinance

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
2.	Alteration of any of the documents described in 1(a), 1(b) or 1(c) above	21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong	Section 335(1) - Part XI of the Ordinance
3.	Change in the corporate name of the Company	21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong	Section 335(2) - Part XI of the Ordinance
4.	(a) Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report. (b) A return confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.	At least once every calendar year and at intervals of not more than 15 months	Section 336(1) -Part XI of the Ordinance
5.	Commencement of liquidation or appointment of liquidator	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the Company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the Ordinance
6.	Ceasing to have a place of business in Hong Kong	Immediately	Section 339 - Part XI of the Ordinance

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
7.	Public offering in Hong Kong of securities - prospectus containing inter alia the following must be delivered to the Registrar for registration: (a) constitutional document(s) of the Company (b) the statutory provisions under which the incorporation of the Company was effected (c) Address where the documents referred to in (a) and (b) can be inspected (d) the date and place of incorporation (e) the address of the Company's principal place of business in Hong Kong (f) a statement as follows: - "If you are in any doubt about the contents of this prospectus, you should obtain independent professional advice."	Prior to the issue, circulation or distribution of the prospectus	Section 342/342C - Part XII of the Ordinance and Eighteenth Schedule of the Ordinance

Disclosure/Reporting Requirements pursuant to the Rules ("GEM Listing Rules") Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
8 (i).	Information relating to the Company and any of its subsidiaries, if any, which: (a) is necessary to enable the Exchange, holder of securities of the Company and the public to appraise the position of the Company and its subsidiaries (b) is necessary to avoid the establishment of a false market in the Company's securities (c) could reasonably be expected to have a material effect on market activity in and the price of the Company's securities.	As soon as reasonably practicable	Rule 17.10, GEM Listing Rules
(ii)	(a) To the knowledge of the directors major market upheaval in the industries, countries or regions where the Company has significant operations or transactions, or significant changes in exchange rates of currencies that are key to its operations. (b) To the knowledge of the directors change in the Company's financial condition or in business performance or in the Company's expectation of its performance that is likely to lead to substantial movement in price of its securities. (c) The Company has committed significant resources to a non-core business activity not disclosed previously.	Without delay	Rule 17.10(3), Note 13, GEM Listing Rules
(iii)	Unusual movement in price or trading volume of securities.	Publish announcement promptly	Rule 17.11, GEM Listing Rules
(iv)	If there is an approach which may lead to an offer for all or part of the Company's securities, unless security by all parties can be assured.	Publish warning announcement as soon as reasonably practicable	Rule 17.10(3), Note 2, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(v)	Information released by the Company and or its subsidiary to another stock exchange on which the Company or its subsidiary is listed and which is discloseable by the Company under Chapter 17 of the Listing Rules.	Simultaneously as it is released to the other market	Rules 17.12 and 17.13, GEM Listing Rules
9(i).	Advance to an entity (and its controlling shareholder, subsidiaries and affiliated companies) and any of the percentage ratios as set out in Chapter 19 exceeds 8% (advance to the Company's subsidiaries, or between subsidiaries of the Company, is excluded). Disclosure in half-yearly, quarterly or annual report is also required if the circumstances giving rise to disclosure still exist at half-yearly or quarterly period end or annual financial year end.	Publish announcement as soon as reasonably practicable	Rules 17.15, 17.17 and 17.22, GEM Listing Rules
(ii)	Increase in advance to an entity and any of the above percentage ratios for the increase is 3% or more.	Publish announcement as soon as reasonably practicable	Rules 17.16 and 17.17 GEM Listing Rules
(iii)	Financial assistance and guarantee to the Company's affiliated companies and any of the percentage ratios exceeds 8%. Disclosure in half-yearly, quarterly or annual report is also required if the circumstances giving rise to disclosure still exist at half-yearly or quarterly period end or annual financial year end.	Publish announcement as soon as reasonably practicable	Rules 17.18 and 17.24 GEM Listing Rules
(iv)	Pledge of shares by the Company's controlling shareholder to secure debts, guarantees or other obligations of the Company. Disclosure in half-yearly, quarterly or annual report is also required if the circumstances giving rise to the obligation still exist at half-yearly or quarterly period end or annual financial year end.	Publish announcement as soon as reasonably practicable	Rules 17.19 and 17.23 GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(v)	Loan agreement entered into by the Company or its subsidiaries with covenants relating to specific performance of the controlling shareholder. Disclosure in half-yearly, quarterly or annual report is also required if the circumstances giving rise to the obligation still exist at half-yearly or quarterly period end or annual financial year end.	Publish announcement as soon as reasonably practicable	Rules 17.20 and 17.23 GEM Listing Rules
(vi)	Breach of loan agreement by the Company or any of its subsidiaries. Disclosure in half-yearly, quarterly or annual report is also required if the circumstances giving rise to the obligation still exist at half-yearly or quarterly period end or annual financial year end.	Publish announcement as soon as reasonably practicable	Rules 17.21 and 17.23 GEM Listing Rules
10(i)	Notifiable transactions in the following categories: (a) share transactions (b) discloseable transactions (c) major transactions (d) very substantial disposals (e) very substantial acquisitions (f) reverse takeover	The Company must (i) inform the Exchange as soon as possible after the terms of a transaction have been finalized; (ii) send a draft announcement for the Exchange's comments; (iii) submit the announcement to the Exchange to be published on the GEM website before the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day; (iv) send a circular to its shareholders and the Exchange and arrange for its publication within 21 days after publication of the announcement (this does not apply to share transactions or transactions that are small enough.)	Chapter 19, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(ii)	Termination of the transaction or material variation of its terms or material delay in completion of the agreement	Publish an announcement as soon as practicable	Rule 19.36, GEM Listing Rules
(iii)	Grant, exercise or transfer of option by the Company, the exercise of which is not at the Company's discretion	Publish an announcement as soon as practicable	Rule 19.75, GEM Listing Rules
(iv)	For grant or acquisition of an option previously announced, upon - expiry of option - option holder notifying grantor that the option will not be exercised - transfer of option to third party	Publish an announcement as soon as practicable	Rule 19.77, GEM Listing Rules
11(i)	Connected transactions	Comply with reporting, announcement and independent shareholders' approval requirements, as the case may be	Chapter 20, GEM Listing Rules
(ii)	Grant, exercise or transfer of option involving the Company and a connected person, the exercise of which is not at the Company's discretion	Publish an announcement as soon as practicable	Rule 20.69, GEM Listing Rules
(iii)	For grant or acquisition of an option previously announced, upon - expiry of option - option holder notifying grantor that the option will not be exercised - transfer of option to third party	Publish an announcement as soon as practicable	Rule 20.69, GEM Listing Rules
12.	Issuance of securities at 20% discount or more of the benchmarked price as set out in rule 17.42B	Publish announcement on the next business day following signing of the agreement involving the issue of securities	Rule 17.30A, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
13.	Purchase of shares on the Exchange (i) Specific approval or general mandate from shareholders for directors to purchase shares (ii) Share purchase by the Company	(i) Issue Explanatory Statement to shareholders at the same time as the notice of the shareholders' meeting and report outcome of the meeting to the Exchange immediately after the meeting (ii) Report to the Exchange before commencement of trading on the next business day and monthly breakdown of share purchases in annual report and accounts	Rules 13.07, 13.08, 13.10 and 13.13, GEM Listing Rules
14.	Closure of transfer books or register of members	Publication of announcement at least 14 days prior to such closure	Rule 17.78, GEM Listing Rules
15.	General Meeting	Notice of meeting to be announce on the same day as it is given to those entitled to receive the notice.	Rules 17.44 and 16.04(3), GEM Listing Rules
16.	Meeting of holders of listed securities (including AGM and extra-ordinary meetings of shareholders)	(i) Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat (ii) Proxy form must be submitted for publication on the GEM website in accordance with rules 16.17 and 16.18.	Rule 17.45, GEM Listing Rules
17.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting	Announcement must be made before the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day following the date on which the directors approve of the issuance	Rule 17.30, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
18.	The results of the poll for voting at general meetings taken on a poll	Publish an announcement on the business day following the meeting	Rule 17.47, GEM Listing Rules
19.	Disclosure in listing document or circular of the intention of the parties that are required to abstain from voting in favor but intend to vote against the resolution. Subsequent change of mind should be disclosed by way of circular or announcement	Immediately	Rule 17.47A, GEM Listing Rules
20.	Annual report / summary financial report and preliminary announcement of results in respect of each financial year	(a) Distribute annual report/ summary financial statement to members and other holders of the Company's listed securities (other than bearer securities) not less than 21 days before the date of the Annual General Meeting and not more than 3 months after the end of the financial year to which they relate. (b) Publish a preliminary announcement of results for the financial year on the GEM website on the next business day after board approval and not later than 3 months.	Rules 18.03 and 18.49, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
21.	Half-year report / summary half-year report and preliminary announcement of results for each of the first 6 month of each financial year	(a) Publish half-year / summary half-year report in accordance with the requirements of Chapter 16 not later than 45 days after the end of such period. (b) As soon as reasonably practicable after publishing any half-year report / summary half-year report, distribute it to persons mentioned in Paragraph 16 above. (c) Publish a preliminary announcement of results for the first 6 month of each financial year on the GEM website on the next business day after board approval and not later than 45 days	Rules 18.53 and 18.78, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
22.	Quarterly report and preliminary announcement of results for each of the first 3 and 9 month periods of each financial year	Not later than 45 days after the end of each of the first 3 and 9 month periods of each financial year: (a) Publish the quarterly report in accordance with the requirements of Chapter 16 (b) As soon as reasonably practicable after publishing any quarterly report, distribute it to persons mentioned in Paragraph 16 above. (c) Publish a preliminary announcements of results for each of the first 3 and 9 month periods of each financial year in accordance with the requirements of Chapter 16 on the GEM website on the next business day after board approval and not later than 45 days after the end of such period.	Rules 18.66 and 18.79, GEM Listing Rules
23.	Board Meeting at which declaration/recommendation of payment of dividend is expected or at which announcement of results for full-year, half-year, quarter year full-year or other period is approved for publication	Inform Exchange and publish an announcement at least 7 clear business days in advance of date fixed for meeting	Rule 17.48, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
24.	Approval by or on behalf of the board of directors of:	Immediately thereafter	Rule 17.49, GEM Listing Rules
	(a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof		
	(b) any decision not to declare, recommend or pay a dividend where such would otherwise have been expected in due course		
	(c) any preliminary announcement of profits or losses for any year, half year, quarterly report or results announcements for any or other period		
	(d) any proposed change in the capital structure, including any redemption of its listed securities		
	(e) any decision to materially change the general character or nature of the business of the company or its subsidiaries	Immediately thereafter	Rule 17.25, GEM Listing Rules
25.	Decision made in regard to:	Inform the Exchange and publish an announcement Immediately thereafter	Rule 17.50, GEM Listing Rules
	(a) any proposed alteration of the Company's memorandum of association or equivalent documents		
	(b) any changes in the Company's directorate		
	(c) any change in the Company's secretary, qualified accountant, compliance officer or member of the audit committee		
	(d) any change in the Company's auditors or financial year end		
	(e) any change in the Company's registered address or registered office or registered place of business in Hong Kong or agent for service of process in Hong Kong		

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
	(f) any change in the rights attaching to any class of securities issued or to be issued by the Company, including any changes in the terms of conversion or exercise of any of its convertible securities		Rule 17.32, GEM Listing Rules
26.	The number of independent non-executive directors has fallen below 3 or fail to have at least one who has the appropriate professional qualifications	Inform the Exchange and publish an announcement immediately	Rules 5.06 and 17.51, GEM Listing Rules
27.	Outstanding appointment of qualified accountant and/or compliance officer	Inform the Exchange and publish an announcement immediately	Rule 17.51, GEM Listing Rules
28.	Failure to set up an audit committee or requirements set out in rule 5.28 regarding the audit committee	Inform the Exchange and publish an announcement immediately	Rule 17.51, GEM Listing Rules
29.	Amendment to company information sheet	Submit to the Exchange for publication on the GEM website a revised company information sheet, together with a hard copy duly signed by each of the directors of the Company, as soon as reasonably practicable after change of particulars	Rule 17.52, GEM Listing Rules
30.	If number of securities of the Company held by public falls below the minimum percentage prescribed by rule 11.23	Inform the Exchange and publish an announcement immediately thereafter	Rules 17.36 and 17.37, GEM Listing Rules
31.	If any part of securities of the Company or any of its subsidiaries become listed or dealt in on other stock exchange	Inform the Exchange immediately thereafter and publish an announcement at such time as the securities become listed or dealt in on any other stock exchange or securities market other than GEM	Rule 17.38, GEM Listing Rules
32.	Basis of allotment of securities of the Company offered to the public for subscription or sale and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Publish an announcement on the GEM website as soon as possible but not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted	Rules 16.13 and 17.31, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
33.	Purchase, sale, drawing or redemption by the Company or any member of the group of its listed securities, whether on the Exchange or otherwise.	(i) Submit to the Exchange for publication a completed share buy-back report as soon as possible after the event (ii) Purchases by the Company of its own securities must be notified to the Exchange by not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following dealing	Rule 17.35, GEM Listing Rules
34.	Receipt of notice from shareholder to nominate a person for election as director at general meeting if the notice is received by the Company after publication of the notice of meeting	Publish an announcement or issue a supplementary circular	Rule 17.46B, GEM Listing Rules
35.	Termination of authorized representative by the Company	Inform the Exchange immediately	Rule 5.26, GEM Listing Rules
36.	Report to the Exchange any breach by registrar in respect of certification of transfers, issuance of certificates, registration and charging of fees	As soon as it becomes aware of the breach	Rule 17.66, GEM Listing Rules
37.	Notice of every meeting of shareholders or creditors of the Company (e.g. for winding up petitions, schemes of arrangement or capital reduction)	Publish by way of announcement on the same day as it is given to those entitled to receive it	Rule 17.46, GEM Listing Rules
38.	(a) Winding up or liquidation (appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up etc.) (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 5% of the assets of the group under any of the percentage ratios as defined under rule 19.04(9)	As soon as the same shall come to the attention of the Company	Rule 17.27, GEM Listing Rules

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
39.	Pledge or charge of the relevant securities of the Company (or interest therein) by any initial management shareholder or significant shareholder during the applicable moratorium period	Publish an announcement on being informed, or becoming aware of, such matter	Rule 17.43, GEM Listing Rules

Disclosure/ Reporting Requirements pursuant to the Securities and Futures Ordinance (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
40.	Any person (including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement) who acquires or ceases to be interested in 5% of the nominal value of share capital of the Company has duty	Notify the Exchange and the Company at the same time or (if not practicable to do so) one immediately after the other within 3 business days after the day on which that duty arises	Divisions 2-4 of Part XV of the SFO
41.	Director or chief executive of the Company (including spouse and minor child) who is interested or ceases to be interested in shares or debentures of the Company	Notify the Exchange and the Company at the same time or (if it is not practicable to do so) one immediately after the other, within 3 business days after the day on which that duty arises	Divisions 7-9 of Part XV of the SFO
42.	Maintain registers of notifications pursuant to the SFO and keep them available for public inspection	Within 3 days following the day on which the duty arises	Divisions 6 and 10 of Part XV of the SFO

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your Shares, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

The Exchange takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

DISCLOSEABLE TRANSACTION
in relation to the disposal of Sale Shares

This circular will remain on the "Latest Company Announcement" page of the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

26th June, 2006

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreement"	the sale and purchase agreement entered into between VHL, the Purchaser, the Company and Sun Ho on 30th May, 2006
"Associate(s)"	has the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in normal value one-fifth of the nominal value of the issued share of that class
"Audit Committee"	the audit committee of the Company
"Board"	the board of Directors
"Business Days"	days (other than Saturdays and days on which a typical cyclone warning signal number 8 or above or a black rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.) on which licensed banks in Hong Kong are generally open for business throughout their normal business hours
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Commission"	the Securities and Futures Commission established under section 3 of the Securities and Futures Commission Ordinance and continuing in existence under section 3 of the SFO
"Company"	Vodatel Networks Holdings Limited
"Completion"	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of the Agreement
"Completion Date"	13th June, 2006

"Connected Person(s)"	a Director, Chief Executive, Substantial Shareholder or Management Shareholder or any of its subsidiaries or an Associate of any of them
"CPPCC"	Chinese People's Political Consultative Conference
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Financial Adviser"	Partners Capital International Limited, a company incorporated in Hong Kong with limited liability and the financial adviser to the Purchaser in respect of the Offer
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"GVDL"	廣州市愛達利發展有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited and the Hong Kong Institute of Certified Public Accountants)
"Latest Practicable Date"	22nd June, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability

"Macao"	the Macao Special Administrative Region of the PRC (not applicable to the Macao Chamber of Commerce, the Macao Junior Chamber of Commerce and Macao Special Administrative Region Basic Law Committee)
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Management Shareholder(s)"	any person who is (or a group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who is (or are) able, as a practical matter, to direct or influence the management of the Company
"Member(s)"	holder(s) of Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company prior to completion of the sale of the Sale Shares and Shares of MIHL are listed on GEM
"Offer"	the unconditional cash offer to be made by the Financial Adviser on behalf of the Purchaser to the holders of the Shares of MIHL (other than the Purchaser and parties with whom the Purchaser are acting in concert (as such term is defined in the Takeovers Code) for their Shares of MIHL in compliance with the Takeovers Code, and the comparable offer to be made in accordance with the Takeovers Code by the Purchaser for other equity securities of MIHL
"PRC"	The People's Republic of China
"Purchaser"	MAXPROFIT GLOBAL INC, a company incorporated in BVI with limited liability. The Purchaser is not a Connected Person
"Sale Shares"	326,617,500 Shares of MIHL
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company

"Shares of MIHL"	shares of HK$0.01 each in the capital of MIHL
"Substantial Shareholder(s)"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers as amended from time to time
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands
"USA"	The United States of America
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-Executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Registered Office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business
74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao

Principal Place of Business in Hong Kong
Unit 3201, 32nd Floor
AIA Tower
183 Electric Road
North Point

26th June, 2006

To Members

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
in relation to the disposal of Sale Shares

INTRODUCTION

Further to the announcements of the Company dated 6th and 13th June, 2006, the Board is pleased to announce that on 30th May, 2006, the Agreement relating to the sale of the Sale Shares, representing 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 (or approximately HK$0.0318 per Sale Share) has been entered into between VHL and the Purchaser. The Agreement was completed on 13th June, 2006.

* *for identification purpose only*

The sale of the Sale Shares contemplated under the Agreement constitutes a discloseable transaction for the Company under Chapter 19 of the GEM Listing Rules.

The Directors are of the view that the terms of the Agreement were normal commercial terms which were fair and reasonable and in the best interests of the Company and the Members as a whole.

The purpose of this circular is to provide you with further information in relation to the Agreement. This circular also includes details required to be given to the Members pursuant to rule 19.64 of the GEM Listing Rules in respect of discloseable transactions.

PARTICULARS OF THE AGREEMENT

1. **Date**

   30th May, 2006

2. **Parties**

   (a) The Purchaser

   (b) VHL

   (c) The Company, as the warrantor of VHL

   (d) Sun Ho, as the warrantor of the Purchaser

3. **Assets to be disposed**

   The Sale Shares.

4. **Consideration**

   HK$10,378,500 in aggregate (or approximately HK$0.0318 per Sale Share), which shall be satisfied by the Purchaser in cash.

   The Consideration was agreed after arm's length negotiations between VHL and the Purchaser by reference to recent similar market transactions and the financial effects of the transaction on the Group. The disposal represented a premium of approximately HK$7,139,000 to the 61.05% of the net asset value of MIHL as at 31st March, 2006, which is also the expected gain to be accrued to the Company, calculated as the difference between the consideration and the share of the Company of the net asset value of MIHL. Accordingly, following the disposal of the Sale Shares, the net asset value of the Group will be increased by the same amount and there will be no change to the liabilities of the Group.

The consideration per Sale Share represents an estimated profit of approximately HK$0.01 based on the net asset value of each Sale Share as reflected in the unaudited consolidated balance sheet of MIHL as at 31st March, 2006. Since its listing, MIHL had not declared any dividends.

The Group intends to retain the proceeds resulting from the sale of the Sale Shares as general working capital.

5. **Conditions**

Completion is conditional upon:

(a) the Shares of MIHL remaining listed and traded on GEM at all times from the date of the Agreement up to (and including) the Completion Date, save for any temporary suspension not exceeding ten consecutive Business Days for the purposes of clearing any announcement and circular in relation to the sale and purchase of the Sale Shares and/or the Offer by the regulatory authorities;

(b) trading in the Shares of MIHL on GEM not being revoked or withdrawn at any time prior to the Completion Date;

(c) there being no indication from the Exchange or the Commission prior to the Completion Date that listing of the Shares of MIHL will be suspended, revoked or withdrawn at any time after Completion, whether in connection with any of the transactions contemplated by the Agreement or otherwise;

(d) all necessary Members' approval as may be required by the Company in respect of the sale of the Sale Shares and the transactions contemplated under the Agreement and under the GEM Listing Rules;

(e) the warranties of the Purchaser remaining true and accurate in all material respects;

(f) the warranties of VHL remaining true and accurate in all material respects; and

(g) the publication of the joint announcement in relation to the Agreement by or on behalf of MIHL and the Purchaser which has been cleared by the Exchange and the Commission.

The Purchaser may at any time by notice in writing to VHL waive any of the conditions set out in (a), (b), (c), (f) and (g) above and such waiver may be made subject to such terms and conditions as are determined by the Purchaser. VHL may at any time by notice to the Purchaser waive the condition set out in (e) above and such waiver may be made subject to such terms and conditions as are determined by VHL. If any of the conditions set out above has not been satisfied and/or waived at or before 12:00 noon on 29th July, 2006 being the date falling sixty days after the date of the Agreement or such other date as both the Purchaser and VHL may agree, the Agreement shall cease and determine and none of the parties thereto shall have any obligations and liabilities thereunder save for any antecedent breaches of the terms thereof.

6. **Completion Date**

13th June, 2006

MIHL ceases to be a subsidiary of the Company following completion of the Agreement and the Company has no more shareholding interest in MIHL.

INFORMATION ON THE COMPANY

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides an integrated services in network and system infrastructure ranging from network and system planning, design, provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group is also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including interactive voice response, interactive internet solutions and premium rate short message services.

Headquartered in Macao and listed on GEM, the Group enjoys a leadership position in Macao and seeks to further expand its penetration into the global market.

INFORMATION ON THE PURCHASER

The Purchaser is an investment holding company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Purchaser and Sun Ho are not Connected Persons, and that the Directors believe that Sun Ho is the sole director and the ultimate beneficial owner of the Purchaser.

INFORMATION ON MIHL

Headquartered in Macao, MIHL is principally engaged in the provision of enterprise solutions for targeted customers in Macao and Mainland China. Shares of MIHL are listed on GEM. MIHL specialises in the research and development of innovative and quality value-added applications that aim to increase operating effectiveness and efficiencies of enterprises. MIHL offers an array of enterprise solutions including *MegaImage* (document imaging application), *MegaMax* (surveillance solution), *MegaDMS* (document management system) and *MegaERP* (enterprise resource planning

application), and a range of services including installation, testing and commissioning, after-sales support and scanning services. Targeted customers of MIHL include mobile service bureaus, telecommunications service providers, governmental authorities, hospitals and enterprises in Macao and Mainland China.

The audited losses of MIHL before and after taxation for the two years ended 30th June, 2004 and 30th June, 2005 were approximately HK$6,589,000 and HK$22,621,000 respectively. The unaudited losses of MIHL was approximately HK$2,495,000 for the nine-month period ended 31st March, 2006.

REASONS FOR THE DISPOSAL

The Directors consider that through the disposal of all its shareholding in MIHL will allow the Group to further focus on the provision of network and system software and infrastructure for telecommunications service providers in Mainland China and gaming and hotel operators and enterprises in Macao and to provide further financial resources to the Group for general working capital.

The Board considers that the terms of the Agreement were arrived at after arm's length negotiations with the Purchaser and the terms of the Agreement are fair and reasonable, and the entering into the Agreement by VHL, with the Company as the warrantor of VHL, are in the interests of the Company and the Members as a whole.

GENERAL

The disposal of the Sale Shares constitutes a discloseable transaction for the Company under Chapter 19 of the GEM Listing Rules.

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
By order of the Board
José Manuel dos Santos
Chairman

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

1. the information contained in this circular is accurate and complete in all material respects and not misleading;

2. there are no other matters the omission of which would make any statement in this circular misleading; and

3. all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

DISCLOSURE OF INTERESTS

1. **Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations**

As at the Latest Practicable Date, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and underlying Shares (in respect of equity derivatives)

Name of Director	Long position/short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/founder of a discretionary trust (note (a))	293,388,000	—	47.08%
	Long position	Personal (note (b))	—	600,000	0.10%
	Short position	Corporate interest (note (c))	—	12,726,000	2.07%

Name of Director	Long position/short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
Yim Hong	Long position	Personal (note (d))	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (note (e))	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (note (f))	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (note (g))	210,000	—	0.03%

Notes:

(a) As at the Latest Practicable Date, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

(b) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(c) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at the Latest Practicable Date, he was deemed to have a short position in the 12,726,000 underlying Shares.

(d) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(e) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(f) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(g) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

2. **Substantial Shareholders' interests and short positions in the Shares and underlying Shares**

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at the Latest Practicable Date, the Company had been notified of the following Substantial Shareholders' interests and short positions. These interests are in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long and short positions in the Shares and underlying Shares (in respect of equity derivatives)

Name	Long position/short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (note (a))	293,388,000	—	47.80%
	Short position	Corporate interest (note (b))	—	12,726,000	2.07%
LRL	Long position	Corporate interest (note (a))	293,388,000	—	47.80%
	Short position	Corporate interest (note (b))	—	12,726,000	2.07%
Lei Hon Kin (note (c))	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	12,726,000	2.07%

Notes:

(a) As at the Latest Practicable Date, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(b) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at the Latest Practicable Date, they were deemed to have a short position in the 12,726,000 underlying Shares.

(c) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

Substantial shareholding in other members of the Group

Name of indirectly owned subsidiary of the Company and place of incorporation	Name of member and place of incorporation (companies only)	% of the issued share capital of the subsidiary held by the member
GVDL (PRC)	Ho Wai Sam	23%
GVDL (PRC)	Wong Chi Ping	23%
廣州市圖文資訊有限公司 (PRC)	呂晚昌	18.18%
Guangzhou Thinker Vodatel Limited (PRC)	廣州創想科技有限公司 (PRC)	40%
TCM (The Netherlands)	Tempestaete Beheer B.V. (The Netherlands) (note (d))	11%
TCM (The Netherlands)	Umbrella Television Productions B.V. (The Netherlands) (note (e))	21%
Vodatel Integrated Solutions Limited (Hong Kong)	Kung Hon Sun Marius	25%

Notes:

(d) The entire issued share capital of Tempestaete Beheer B.V. is ultimately held by Pieter Willem Francois Marie Storms, a director of TCM.

(e) The entire issued share capital of Umbrella Television Productions B.V. is ultimately held by Harold Anton Aart Bart Skene and George Johan Skene.

Save as disclosed above, the Directors are not aware of any person (other than Directors or Chief Executive) who, as at the Latest Practicable Date, has interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which will be recorded in the register required to be kept under section 336 of the SFO, or who is expected, directly or indirectly, to be interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors, senior management, the Management Shareholders or Substantial Shareholders or any of their respective Associates have any interest in a business, which competes or may compete with the business of the Group.

LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contract proposed which is not determinable by the Group within one year without payment of any compensation other than statutory compensation.

GENERAL

1. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

2. The head office and principal place of business of the Company is at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, Macao.

3. The principal place of business of the Company in Hong Kong is at Unit 3201, 32nd Floor, AIA Tower, 183 Electric Road, North Point.

4. The branch share registrar of the Company in Hong Kong is Abacus Share Registrars Limited at Level 28, Three Pacific Place, 1 Queen's Road East.

5. The company secretary and qualified accountant of the Company is Foo Chun Ngai Redford. He is a Fellow of the Association of Chartered Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. He was admitted to Graduateship of The Institute of Chartered Secretaries and Administrators.

6. The compliance officer of the Company is Monica Maria Nunes. She holds a Certified Management Accountant Designation of Certified Management Accountants of Alberta, Canada.

7. The Audit Committee comprises the three independent non-executive Directors, Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger. Chui Sai Cheong is the chairman of the Audit Committee. The primary duties of the Audit Committee are to assist the Board in considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the auditors of the Company. Biographical details of members of the Audit Committee are as follows:

CHUI SAI CHEONG

CHUI Sai Cheong, aged 52, was first appointed as an independent non-executive Director on 14th December, 1999. He is a certified public auditor, a civil constructor in Macao and a fellow of CPA Australia with a Master Degree in Business Administration from Chaminade University of Honolulu, USA. He is a member of several key governmental committees in the PRC. They include the National Committee of the CPPCC, the Macao Special Administrative Region Basic Law Committee under the National People's Congress Standing Committee, the Executive Committee and Standing Committee of All-China Federation of Industry and Commerce, the Legislative Assembly of Macao, the Preparatory Committee of Macao, the Selection Committee for the first Government of Macao and the Election Committee of the second Government of

Macao. He also holds several prominent positions in professional bodies including the Macao Chamber of Commerce (vice-president of board of directors), the Macau Management Association (president) and the Association of Economic Sciences of Macau (president). He is an independent non-executive director of MIHL, Innovo Leisure Recreation Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and Cheung Tai Hong Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and a non-executive director of Honesty Treasure International Holdings Limited (a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the Main Board).

LO KING CHIU CHARLES

LO King Chiu Charles, aged 62, was first appointed as an independent non-executive Director on 14th December, 1999. He holds a Bachelor of Arts degree and major in economics from Lake Forest University, USA in 1967. He is a member of Jiangxi Province Committee, CPPCC. He is the special advisor to president (Asia) of the University of Victoria, Canada and is a consultant on public relations for British American Tobacco p.l.c. in Macao. He is also the founder of the Macao Junior Chamber of Commerce and past president of the Rotary Club of Macau.

FUNG KEE YUE ROGER

FUNG Kee Yue Roger, aged 53, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly-owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto, Canada with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry.

8. The English text of this circular shall prevail over the Chinese text in the event of inconsistency.

Economic Sciences of Macau（會長）。彼為萬佳訊、Innovo Leisure Recreation Holdings Limited（澤新遊樂控股有限公司*）（於百慕大註冊成立的有限公司，股份於主板上市）及Cheung Tai Hong Holdings Limited（祥泰行集團有限公司*）（於百慕大註冊成立的有限公司，股份於主板上市）的獨立非執行董事及信寶國際控股有限公司（於開曼群島註冊成立的有限公司，股份於主板上市）的非執行董事。

盧景昭

盧景昭，現年六十二歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼於一九六七年在位於美國的Lake Forest University主修經濟，持有文學士學位。彼為政協江西省委員、位於加拿大的University of Victoria校長（亞洲）特別顧問及澳門British American Tobacco p.l.c.的公共關係顧問。彼並為澳門（中國）青年商會總會創辦人及澳門扶輪會前會長。

馮祈裕

馮祈裕，現年五十三歲，於二〇〇四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面累積逾二十年經驗。

八、 本通函的中、英文本如有歧異，概以英文本為準。

* 僅供識別

服務合約

於最後實際可行日期，董事並無與本公司任何成員公司訂立或建議訂立不可由本集團於一年內終止而毋須支付賠償(法定賠償除外)的任何服務合約。

一般事項

一、 本公司的註冊辦事處為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda。

二、 本公司的總辦事處及主要營業地點為澳門氹仔永福街七十四號愛達利大廈。

三、 本公司的香港主要營業地點為北角電氣道一百八十三號友邦廣場三十二樓三二○一室。

四、 本公司於香港的股份過戶登記處為雅柏勤證券登記有限公司，地址為皇后大道東一號太古廣場三期二十八樓。

五、 本公司的公司秘書及合資格會計師為傅俊毅。彼為特許公認會計師公會資深會員及香港會計師公會會計師。彼獲特許秘書及行政人員公會授予畢業證書。

六、 本公司的監察主任為羅嘉雯。彼持有加拿大阿爾伯達省Certified Management Accountants of Alberta, Canada的Certified Management Accountant執業資歷。

七、 審核委員會包括崔世昌、盧景昭及馮祈裕三名獨立非執行董事。崔世昌為審核委員會主席。審核委員會的主要職責為協助董事會推行財務申報及內部監控原則，並與本公司核數師保持適當聯繫。審核委員會成員的個人資料如下：

崔世昌

崔世昌，現年五十二歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼為澳門註冊核數師及建築商及澳洲會計師公會資深會員，持有位於美國的檀香山善美納大學工商管理碩士學位。彼亦為中國多個主要政府委員會成員，計有政協全國委員會、全國人民代表大會常務委員會澳門特別行政區基本法委員會、中華全國工商業聯合會執行委員會與常務委員會、澳門立法會、澳門籌備委員會、澳門第一屆政府推選委員會以及澳門第二屆政府選舉委員會。彼亦於不同專業團體出任要職，該些團體計有澳門中華總商會(理事會副理事長)、澳門管理專業協會(會長)及Association of

於本集團其他成員公司的主要附屬公司股東

本公司間接附屬公司名稱及註冊成立地點	附屬公司股東名稱及註冊成立地點(只適用於公司)	附屬公司股東持有附屬公司已發行股本的百分比
廣州愛達利(中國)	何偉深	23%
廣州愛達利(中國)	黃自平	23%
廣州市圖文資訊有限公司(中國)	呂晚昌	18.18%
廣州新科愛達利電訊技術有限公司(中國)	廣州創想科技有限公司(中國)	40%
歐洲公司(荷蘭)	Tempestaete Beheer B.V.(荷蘭)(附註(丁))	11%
歐洲公司(荷蘭)	Umbrella Television Productions B.V.(荷蘭)(附註(戊))	21%
愛達利綜合解決方案有限公司(香港)	孔漢新	25%

附註：

(丁) Tempestaete Beheer B.V.的全部已發行股本由歐洲公司一名董事Pieter Willem Francois Marie Storms最終持有。

(戊) Umbrella Television Productions B.V.的全部已發行股本由Harold Anton Aart Bart Skene及George Johan Skene最終持有。

除上文所披露者外，於最後實際可行日期，董事概不知悉任何人士(董事或行政總裁除外)於股份或相關股份中擁有根據《證券及期貨條例》第十五部第二及三分部須知會本公司的權益或淡倉，或須登記於根據《證券及期貨條例》第三百三十六條存置的登記冊的權益或淡倉，亦不知悉任何人士(董事或行政總裁除外)預期直接或間接擁有可於任何情況下在本集團任何其他成員公司的股東大會上投票的任何類別股份面值10%或以上。

競爭權益

於最後實際可行日期，董事、高級管理層、管理層股東或主要股東及彼等各自的任何聯繫人並無於與本集團業務造成競爭的業務擁有權益。

訴訟

於最後實際可行日期，本集團的成員公司概無牽涉任何重大的訴訟或仲裁，據董事所知，本集團各成員公司概無尚未了結或面臨威脅的重大訴訟或索償。

二、主要股東於股份及相關股份中擁有的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於最後實際可行日期下列主要股東的權益及淡倉。該等權益為上文所披露董事及行政總裁所擁有以外的權益：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註(甲))	293,388,000	—	47.80%
	淡倉	公司權益(附註(乙))	—	12,726,000	2.07%
LRL	好倉	公司權益(附註(甲))	293,388,000	—	47.80%
	淡倉	公司權益(附註(乙))	—	12,726,000	2.07%
李漢健(附註(丙))	好倉	家族權益	293,988,000	—	47.89%
	淡倉	公司權益	—	12,726,000	2.07%

附註：

(甲) 於最後實際可行日期，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(乙) 本公司根據購股權計劃授出購股權。由於ERL及LRL於最後實際可行日期均擁有本公司的已發行股本三分之一以上權益，故彼等被視為於12,726,000股相關股份中擁有淡倉。

(丙) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目	佔本公司已發行股本的概約百分比
嚴康	好倉	個人（附註(丁)）	7,357,500	900,000	1.35%
關鍵文	好倉	個人（附註(戊)）	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人（附註(己)）	2,452,500	900,000	0.55%
馮祈裕	好倉	個人（附註(庚)）	210,000	—	0.03%

附註：

(甲) 於最後實際可行日期，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

(乙) José Manuel dos Santos的個人權益包括獲本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(丙) 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於最後實際可行日期擁有本公司已發行股本中多於三分之一的權益，José Manuel dos Santos被視為於12,726,000股相關股份中擁有淡倉。

(丁) 嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(戊) 關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(己) 羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(庚) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

責任聲明

本通函(董事願共同及個別對此負全責)所載乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：

一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；

二、並無遺漏任何事實，致使本文件所載任何內容產生誤導；及

三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

權益披露

一、董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於最後實際可行日期，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益或淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人(附註(甲))	293,388,000	—	47.80%
	好倉	個人(附註(乙))	—	600,000	0.10%
	淡倉	公司權益(附註(丙))	—	12,726,000	2.07%

解決方案)、*MegaDMS*(文件管理系統)及*MegaERP*(企業資源規劃應用軟件);服務範圍包括安裝、測試及調測、售後支援及掃描服務。萬佳訊的目標客戶包括澳門及中國內地的移動管理局、電訊服務供應商、政府機關、醫院及企業。

截至二○○四年六月三十日及二○○五年六月三十日止兩年度,萬佳訊的經審核除税前後虧損數字分別約為6,589,000港元及22,621,000港元。萬佳訊截至二○○六年三月三十一日止九個月期間的未經審核虧損約為2,495,000港元。

進行出售的原因

董事認為,透過出售所持的全部萬佳訊股權,本集團可進一步專注為中國內地電訊服務供應商及澳門酒店營運商與企業提供網絡及系統軟件及基礎設施,並增加本集團的財務資源,作為一般營運資金。

董事會認為,協議的條款乃經與買方按公平原則進行磋商後釐定,而愛達利控股訂立協議,由本公司擔任愛達利控股保證人及協議的條款屬公平合理及符合本公司及整體股東的利益。

一般事項

根據《創業板上市規則》第十九章,出售銷售股份構成本公司一項須予披露的交易。

謹請　閣下留意載於本通函附錄的其他資料。

此致

列位股東　台照

承董事會命
主席
José Manuel dos Santos
謹啟

二○○六年六月二十六日

六、 **完成日期**

二○○六年六月十三日

萬佳訊於完成銷售協議後不再為本公司的附屬公司，而本公司不再持有萬佳訊股權。

有關本公司的資料

本集團鋭意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡與系統設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商及中國內地及澳門經挑選的垂直市場企業用戶提供維修及技術支援服務，客戶包括中國電信、中國網通、中國聯通、中國移動、博彩經營商、有線電視運營商、電力機關及政府部門。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

有關買方的資料

買方為投資控股公司。據董事所知，資料及信念乃經作出合理查詢後達致，買方及孫豪並非關連人士，而董事相信，孫豪為買方的唯一董事及最終實益擁有人。

有關萬佳訊的資料

萬佳訊總部設於澳門，主要從事為澳門及中國內地的目標客戶提供企業解決方案，專門研發創新及優質增值應用軟件，旨在提高企業的營運效益及效率。萬佳訊股份在創業板上市。萬佳訊提供的企業解決方案系列包括*MegaImage*(文件造像應用軟件)、*MegaMax*(監控

此金額預期為本公司的收益。根據萬佳訊於二○○六年三月三十一日未經審核綜合資產負債表所載的每股銷售股份資產淨值計算，估計每股銷售股份的代價會有溢利0.01港元。自上市後，萬佳訊並無宣派任何股息。

本集團擬將出售銷售股份所得款項留作一般營運資金。

五、 **條件**

須待達成以下條件方可完成：

(甲) 自協議日期直至及包括完成日期，萬佳訊股份一直在創業板上市及買賣，惟由於有待監管機構審批關於買賣銷售股份及／或要約的公告或通函而暫停買賣不超過十個連續營業日者除外；

(乙) 在完成日期前並無取消或撤回萬佳訊股份在創業板的上市；

(丙) 在完成日期前聯交所及證監會並無表示會在完成之後暫停、取消或撤回萬佳訊股份的上市(不論是否由於協議的有關交易所引致)；

(丁) 本公司獲得《創業板上市規則》所規定有關出售銷售股份及協議相關交易的一切股東批准；

(戊) 買方的保證所有重要內容一直真實準確；

(己) 愛達利控股的保證所有重要內容一直真實準確；及

(庚) 萬佳訊及買方本身或其代表所發出有關協議的聯合公告已獲聯交所及證監會審批。

買方可隨時以書面通知愛達利控股豁免上列條件(甲)、(乙)、(丙)、(己)及(庚)，且有關豁免或須符合買方所決定的條款及條件。愛達利控股可隨時以書面通知買方豁免上列條件(戊)，且有關豁免或須符合愛達利控股所決定的條款及條件。倘若截至二○○六年七月二十九日(即協議日期起計滿六十天)或買方與愛達利控股協定的其他日期中午十二時上列任何條件仍未達成及／或獲得豁免，則協議會終止及取消，而除非之前違反協議的條款，否則各方均不再承擔協議任何責任及負擔。

根據《創業板上市規則》第十九章，按協議出售銷售股份構成本公司的一項須予披露的交易。

董事認為，協議的條款為公平合理的正常商業條款，並符合本公司及其股東的整體最佳利益。

本通函旨在為股東提供有關協議的其他資料。根據《創業板上市規則》第19.64條，本通函亦載有須給予股東須予披露交易相關的詳情。

協議的詳情

一、 日期

二○○六年五月三十日

二、 訂約各方

(甲) 買方

(乙) 愛達利控股

(丙) 本公司，為愛達利控股的保證人

(丁) 孫豪，為買方的保證人

三、 將予出售的資產

銷售股份

四、 代價

合共10,378,500港元(即每股銷售股份約0.0318港元)，須由買方以現金償付。

代價按愛達利控股及買方經參考近期同類市場交易及交易對本集團的財務影響而按公平原則磋商後達成。出售代價較萬佳訊於二○○六年三月三十一日的資產淨值的61.05%高出約7,139,000港元，即代價與本公司所佔萬佳訊資產淨值的差額。因此，出售銷售股份後，本集團的資產淨值將增加同等數額，而本集團負債則無任何變動。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點
澳門
氹仔
永福街七十四號
愛達利大廈

香港主要營業地點
北角
電氣道一百八十三號
友邦廣場
三十二樓三二〇一室

敬啟者：

須予披露的交易
出售銷售股份

緒言

繼本公司於二〇〇六年六月六日及十三日所發表的公佈後，董事會欣然宣佈，愛達利控股與買方已於二〇〇六年五月三十日訂立出售銷售股份的協議，相等於萬佳訊已發行股本61.05%，總代價為10,378,500港元(即每股銷售股份約0.0318港元)。協議於二〇〇六年六月十三日完成。

* 僅供識別

「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「《收購守則》」	指	《香港公司收購及合併守則》(不時予以修訂)
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「美國」	指	美利堅合眾國
「愛達利控股」	指	Vodatel Holdings Limited，於英屬維爾京群島註冊成立的有限公司，為本公司的直接全資附屬公司

*　僅供識別

「澳門」	指	中國澳門特別行政區(不適用於澳門中華總商會、澳門(中國)青年商會總會及澳門特別行政區基本法委員會)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見,主板不包括創業板
「中國內地」	指	中國(香港、澳門及台灣地區除外)
「管理層股東」	指	任何有權在本公司的股東大會上行使或控制行使5%或以上投票權,及實際上有能力指導或影響本公司的管理層的人士或一組人士
「股東」	指	股份持有人
「萬佳訊」	指	Megalnfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,本公司於完成出售銷售股份前的間接附屬公司,萬佳訊股份於創業板上市
「要約」	指	財務顧問(代表買方)向萬佳訊股份持有人(買方及與買方一致行動人士(《收購守則》所定義者)除外)根據《收購守則》提出收購彼等所持萬佳訊股份的無條件現金收購要約,以及買方根據《收購守則》提出收購其他萬佳訊股本證券的同類要約
「中國」	指	中華人民共和國(不適用於中國電信、中國網通、中國聯通、中國移動及中國人民政治協商會議)
「買方」	指	MAXPROFIT GLOBAL INC,於英屬維爾京群島註冊成立的有限公司,並非關連人士
「銷售股份」	指	326,617,500股萬佳訊股份
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份

「關連人士」	指	董事、行政總裁、主要股東、管理層股東、其任何附屬公司或任何該等人士的聯繫人
「政協」	指	中國人民政治協商會議
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「財務顧問」	指	要約之買方財務顧問博大資本國際有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊發於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「廣州愛達利」	指	廣州市愛達利發展有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司及香港會計師公會)
「最後實際可行日期」	指	二○○六年六月二十二日，即本通函付印前為確定本通函所載的若干資料而言的最後實際可行日期
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「協議」	指	由愛達利控股、買方、本公司與孫豪於二○○六年五月三十日訂立的買賣協議
「聯繫人」	指	具有《創業板上市規則》賦予的相同涵義
「相聯法團」	指	一、身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值的五分之一的法團，惟非本公司附屬公司
「審核委員會」	指	本公司的審核委員會
「營業日」	指	香港持牌銀行於一般營業時間營業的日子(星期六及於上午九時正至下午五時正期間任何時間香港懸掛八號或以上熱帶氣旋警告信號或黑色暴雨警告信號之日子除外)
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「證監會」	指	根據《證券及期貨事務監察委員會條例》第三條設立並據《證券及期貨條例》第三條持續存在的證券及期貨事務監察委員會
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「完成」	指	根據協議的條款及條件完成買賣銷售股份
「完成日期」	指	二○○六年六月十三日

目　　錄

頁次

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設立的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已對名下的股份全部售出或轉讓，應立即將本通函送交買主，或經手買賣或轉讓的承讓人或銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

須予披露的交易
出售銷售股份

本通函將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)，及於www.vodatelsys.com刊登。

二〇〇六年六月二十六日

*　僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your Shares, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

The Exchange takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

The Notice is set out on pages 16 to 20 of this circular. Whether or not Members are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited at Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong, as soon as possible and in any event not less than forty-eight hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude Members from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

This circular will remain on the "Latest Company Announcement" page of the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

Please note that the English text of this circular shall prevail over the Chinese text.

**For identification purpose only*

22nd May, 2006

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular (excluding the Notice), unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be convened for and held at 3:00 p.m., on 16th June, 2006 at City Garden Hotel, 9 City Garden Road, North Point, Hong Kong
"Associates"	bears the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1 which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2 (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in normal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of Directors
"Bye-laws"	the existing bye-laws of the Company
"Code"	the code provisions of the Code of Corporate Governance Practices set out in appendix 15 of the GEM Listing Rules
"Company"	Vodatel Networks Holdings Limited
"Connected Persons"	a Director, a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company, Substantial Shareholder or any person who is (or a group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Company and who is (or are) able, as a practical matter, to direct or influence the management of the Company or any of its subsidiaries or an Associate of any of them

"Controlling Shareholder"	any person who is or group or persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Takeovers Code, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"CPPCC"	Chinese People's Political Consultative Conference
"Directors"	the directors of the Company
"ERL"	Eve Resources Limited, a company incorporated in the British Virgin Islands with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Latest Practicable Date"	18th May, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Macao"	the Macao Special Administrative Region of the PRC

"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Members"	holders of Shares
"MIHL"	Megainfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM
"Notice"	the notice convening the AGM
"PRC"	The People's Republic of China
"Remuneration Committee"	the remuneration committee of the Company
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares on the terms set out in the Notice
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"Takeovers Code"	the Code on Takeovers and Mergers approved by the Securities and Futures Commission established under section 3 of the Securities and Futures Commission Ordinance and continuing in existence under Section 3 of the SFO are amended from time to time
"USA"	The United States of America
"Year"	year ended 31st December, 2005

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Registered Office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business
74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao

Place of Business in Hong Kong
Unit 3201, 32nd Floor
AIA Tower
183 Electric Road
North Point
Hong Kong

22nd May, 2006

To Members

Dear Sir or Madam,

NOTICE
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM to be held at 3:00 p.m. on 16th June, 2006 at City Garden Hotel, 9 City Garden Road, North Point, Hong Kong, which, upon approval, would enable the Company to, among other things:

1. repurchase Shares not exceeding 10% of the aggregate nominal value of the Shares in issue as at the date of passing such resolution;

* *For identification purpose only*

2. issue new Shares equivalent to 20% of the Shares in issue on the date of the relevant resolution and those Shares repurchased by the Company pursuant to the Repurchase Mandate set out in 1 above; and

3. re-elect certain Directors and approve general terms for renewals of service contracts with some Directors.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the AGM, it will be proposed, by way of ordinary resolution, that the Directors be given a general mandate to 1. repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the ordinary resolution; and 2. allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of the ordinary resolution and the nominal amount of any Shares repurchased by the Company (up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the ordinary resolution). Any issue of new Shares is subject to approval from the Exchange for the listing of and permission to deal in such new Shares.

An explanatory statement containing information relating to the Repurchase Mandate and as required pursuant to the GEM Listing Rules, in particular rule 13.08, is set out in Appendix I to this circular. This explanatory statement provides you with information to enable you to make an informed decision on whether to vote for or against the resolution relating to the Repurchase Mandate.

RE-ELECTION OF DIRECTORS AND PROPOSED TERMS OF SERVICE OF THE DIRECTORS

In accordance with the Bye-laws, Chui Sai Cheong will retire at the AGM and, being eligible, will offer himself for re-election. In addition, to comply with the Code, José Manuel dos Santos, Yim Hong and Lo King Chiu Charles will retire at the AGM and, being eligible, will offer themselves for re-election.

Each of the independent non-executive Directors' service contracts will be coming up for renewal in the second half of the year 2006. It is proposed that, subject to agreement between the Company and the relevant Directors, Members be asked to consider and, if thought fit, to authorise, as required under the Bye-laws, to agree the terms of services for the Directors under the renewed terms.

Details of José Manuel dos Santos, Yim Hong and the independent non-executive Directors are set out in Appendix II of this circular.

THE AGM

The following are the details of the AGM:

Date:	16th June, 2006
Time:	3:00p.m.
Venue:	City Garden Hotel, 9 City Garden Road, North Point, Hong Kong

The Notice is set out on pages 16 to 20 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited, Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong, as soon as possible and in any event so as to arrive not less than forty-eight hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

POLL PROCEDURE

Where a resolution is put to the vote at the AGM, the resolution shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

1. by the chairman of the AGM; or

2. by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the AGM; or

3. by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than 10% of the total voting rights of all Members having the right to vote at the AGM; or

4. by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the AGM being Shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all Shares conferring that right.

On a poll votes may be given either personally or by proxy.

RECOMMENDATION

The Directors consider that the proposals referred to in this circular are in the best interests of the Company and the Members as a whole. Accordingly, the Directors recommend all Members to vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
On behalf of the Board
José Manuel dos Santos
Chairman

This is an explanatory statement given to all Members relating to a resolution to be proposed at the AGM authorising the Repurchase Mandate.

This explanatory statement contains information required pursuant to rule 13.08 of the GEM Listing Rules which are set out as follows:

1. EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued ordinary share capital of the Company comprised 613,819,000 Shares.

Subject to the passing of Resolution Number 2(b) at the AGM and on the basis that no further Shares are issued or repurchased prior to the AGM nor outstanding options, if any, granted under the share option scheme adopted by the Company on 5th November, 2002 being exercised, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 61,381,900 Shares.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Members as a whole for the Directors to have a general authority from Members to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and Members as a whole. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and Members as a whole.

3. FUNDING OF REPURCHASES

Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with the memorandum of association of the Company and Bye-laws and the applicable laws of Bermuda. A listed company may not repurchase its own shares on GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of GEM from time to time.

It is presently proposed that any repurchase of Shares would be made out of capital paid up on the repurchased Shares, funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose and, in the case of any premium payable on such repurchase, from funds of the Company otherwise available for dividend or distribution or from the share premium account of the Company. The repurchase of Shares will be conditional upon the fact that on the date the purchase is effected, there are no reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

4. STATUS OF REPURCHASED SHARES

The GEM Listing Rules provide that the listing of all repurchased shares is automatically cancelled and that the certificates for those shares must be cancelled and destroyed. Under the law of Bermuda, repurchased Shares shall be treated as cancelled and its issued share capital (but not the authorised share capital) will be reduced accordingly.

5. EFFECT OF EXERCISE OF THE REPURCHASE MANDATE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts of the Company for the Year) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

6. DISCLOSURE OF INTERESTS

None of the Directors and, to the best of their knowledge, having made all reasonable enquiries, none of their respective Associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No Connected Person has notified the Company that he has a present intention to sell Shares to the Company if the Repurchase Mandate is exercised and neither has any of the Connected Persons undertaken not to sell his Shares to the Company in the event the Repurchase Mandate is exercised.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules and the applicable laws of Bermuda.

8. TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares, a Member's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Member, or a group of Members acting in concert, depending on the level of increase in the Member's interests, may obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, ERL held 293,388,000 Shares representing a total of 47.80% of the issued share capital of the Company. In the event the power to repurchase Shares pursuant to the Repurchase Mandate be exercised in full and assuming there is no change in the issued share capital of the Company and the present shareholding of ERL, the shareholding of ERL would increase to approximately 53.11% of the issued share capital of the Company.

On the basis of the shareholding held by ERL and based solely as a result of the exercise of the Repurchase Mandate in full, ERL may be obliged to make a mandatory offer under rule 26 of the Takeovers Code. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in any mandatory offer being made under the Takeovers Code.

9. SHARE PURCHASE MADE BY THE COMPANY

No repurchases of securities have been made by the Company in the previous six months, whether on GEM or otherwise.

10. SHARE PRICES

The highest and lowest prices of the Shares as quoted by GEM in each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2005		
May	0.225	0.220
June	0.270	0.191
July	0.200	0.196
August	0.196	0.188
September	0.233	0.188
October	0.228	0.188
November	0.200	0.180
December	0.195	0.130
2006		
January	0.150	0.080
February	0.103	0.081
March	0.095	0.090
April	0.136	0.085
May (up to the Latest Practicable Date)	0.130	0.105

The independent non-executive Directors' service contracts will be coming up for renewal in the second half of 2006. In addition, in accordance with the Bye-laws, Chui Sai Cheong will retire at the AGM and, being eligible, will offer himself for re-election. To comply with the Code, José Manuel dos Santos, Yim Hong and Lo King Chiu Charles will retire at the AGM and, being eligible, will offer themselves for re-election.

EXECUTIVE DIRECTORS

JOSÉ MANUAL DOS SANTOS

José Manuel DOS SANTOS, aged 58, was appointed as an executive Director on 13th December, 1999. He is the founder of the Group and Chairman of the Company. He has experience of over thirty years in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcçáo dos Serviços de Correcios e Telecomunicações, the telecommunications authority of the Government of Macao, prior to the founding of Zetronic Communications (Macau) Limited, a company incorporated in Macao with limited liability, and subsequently the Group. He is an executive director of MIHL.

José Manuel dos Santos entered into a service contract with the Company on 29th August, 2005 for a term of one and a half years from 12th August, 2005 and such contract shall continue thereafter unless and until terminated by either the Company or José Manuel dos Santos giving to the other notice of not less than six months in writing to terminate the service contract. Save as disclosed above, he did not hold any directorships in listed public companies in the last three years.

ERL is a Substantial Shareholder whose entire issued share capital is held by a company wholly-owned by José Manuel dos Santos as trustee of a discretionary family trust. Lei Hon Kin, his spouse, is also deemed a Substantial Shareholder by way of Lei Hon Kin's relationship with him. José Manuel dos Santos' nephews also own approximately 10.67% of the issued Shares. Save as disclosed above, he is not related to any Directors, senior management of the Company, Substantial Shareholders or Controlling Shareholders. His interests in the Shares within the meaning of Part XV of the SFO are the same as those set out in the annual report of the Company for the Year which will be laid before the AGM.

Pursuant to the service contract, José Manuel dos Santos is entitled to a fixed monthly salary, additional thirteenth month salary and Directors' fee and a discretionary year-end bonus. The amount payable under the service contract is HK$3,733,600 per annum, and is subject to review annually by the Remuneration Committee. The aggregate amount of year-end bonuses payable to all the Directors shall not exceed 10% of the audited consolidated profit after taxation and minority interests but before extraordinary items in respect of the same financial year. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it to be a reasonable amount. There is no other information related to his re-election that is required to be disclosed pursuant to rule 17.50(2)(h) to (v) of the GEM Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Members.

YIM HONG

YIM Hong, aged 48, was appointed as an executive Director on 14th December, 1999. He is the Managing Director of the Company in charge of overall operations. He graduated from Queen Mary, University of London, the United Kingdom of Great Britain and Northern Ireland with a Bachelor of Science degree. With more than twenty years of experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, he was the area business director at Newbridge Networks (Asia) Limited and the country manager at 3Com Asia Limited. He is also a non-executive director of MIHL.

Yim Hong entered into a service contract with the Company on 29th August, 2005 for a term of one and a half years from 12th August, 2005 and such contract shall continue thereafter unless and until terminated by either the Company or Yim Hong giving to the other notice of not less than six months in writing to terminate the service contract. Save as disclosed above, he did not hold any directorships in listed public companies in the last three years and he is not related to any Director, senior management of the Company, Substantial Shareholders or Controlling Shareholders. His interests in the Shares within the meaning of Part XV of the SFO are the same as those set out in the annual report of the Company for the Year which will be laid before the AGM.

Pursuant to the service contract, Yim Hong is entitled to a fixed monthly salary, additional thirteenth month salary and Directors' fee and a discretionary year-end bonus. The amount payable under the service contract is HK$1,781,650 per annum, and is subject to review annually by the Remuneration Committee. The aggregate amount of year-end bonuses payable to all the Directors shall not exceed 10% of the audited consolidated profit after taxation and minority interests but before extraordinary items in respect of the same financial year. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it to be reasonable amount. There is no other information related to his re-election that is required to be disclosed pursuant to rule 17.50(2)(h) to (v) of the GEM Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Members.

INDEPENDENT NON-EXECUTIVE DIRECTORS

CHUI SAI CHEONG

CHUI Sai Cheong, aged 52, was first appointed as an independent non-executive Director on 14th December, 1999. He is a certified public auditor, a civil constructor in Macao and a fellow of CPA Australia with a Master Degree in Business Administration from Chaminade University of Honolulu, USA. He is a member of several key governmental committees in the PRC. They include the National Committee of the CPPCC, the Committee for the Basic Law of Macao under the Standing Committee of the National People's Congress, the Executive Committee and Standing Committee of All-China Federation of Industry and Commerce, the Legislative Assembly of Macao, the Preparatory Committee of Macao, the Selection Committee for the first Government of Macao and the Election Committee of the second Government of Macao. He also holds several prominent positions in professional bodies including the Macao Chamber of Commerce (vice-president of board of directors), the Macau Management Association (president) and the Association of Economic Sciences of Macau (President).

He is an independent non-executive director of MIHL, Innovo Leisure Recreation Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and Cheung Tai Hong Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and a non-executive director of Honesty Treasure International Holdings Limited (a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the Main Board).

Chui Sai Cheong entered into a service contract with the Company on 6th December, 2004 for a term of two years from 14th December, 2004 and such contract shall continue thereafter unless and until terminated by either the Company or Chui Sai Cheong giving to the other notice of not less than three months in writing to terminate the service contract. Save as disclosed above, he did not hold any directorships in listed public companies in the last three years and he is not related to any Director, senior management of the Company, Substantial Shareholders or Controlling Shareholders. He is not interested in any Shares within the meaning of Part XV of SFO.

Pursuant to the service contract, he is entitled to a fixed monthly Director's fee. The amount payable under the service contract is HK$120,000 per annum. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it to be a reasonable amount. There is no other information related to his re-election that is required to be disclosed pursuant to rule 17.50(2)(h) to (v) of the GEM Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Members.

LO KING CHIU CHARLES

LO King Chiu Charles, aged 62, was first appointed as an independent non-executive Director on 14th December, 1999. He holds a Bachelor of Arts degree and major in economics from Lake Forest University, USA in 1967. He is a member of Jiangxi Province, Committee, CPPCC. He is the special advisor to president (Asia) of the University of Victoria, Canada and is a consultant on public relations for British American Tobacco Plc in Macao. He is also the founder of the Macao Junior Chamber of Commerce and past president of the Rotary Club in Macao.

Lo King Chiu Charles entered into a service contract with the Company on 6th December, 2004 for a term of two years from 14th December, 2004 and such contract shall continue thereafter unless and until terminated by either the Company or Lo King Chiu Charles giving to the other notice of not less than three months in writing to terminate the service contract. He did not hold any directorship in listed public companies in the last three years and he is not related to any Director, senior management of the Company, Substantial Shareholders or Controlling Shareholders. He is not interested in any Shares within the meaning of Part XV of the SFO.

Pursuant to the service contract, he is entitled to a fixed monthly Director's fee. The amount payable under the service contract is HK$120,000 per annum. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it to be a reasonable amount. There is no other information related to his re-election that is required to be disclosed pursuant to rule 17.50(2)(h) to (v) of the GEM Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Members.

FUNG KEE YUE ROGER

FUNG Kee Yue Roger, aged 53, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto, Canada with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry.

DIRECTORS' INTERESTS AND SHORT POSISTIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the relevant interests and short positions of the Directors in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and to the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange are the same as those set out in the annual report of the Company for the Year which will be laid before the AGM.

DIRECTOR'S EXISTING SERVICE CONTRACTS

Each of the independent non-executive Directors has entered into service contracts with the Company which will, subject to agreement between the relevant Directors and the Company, be subject to renewal in the second half of 2006.

In respect of the independent non-executive Directors' service contracts, these may be terminated by either party thereto giving to the other prior notice of three months in writing expiring not earlier than the date of expiry of the fixed term of such Directors' employment.

The aggregate emoluments paid/payable to the independent non-executive Directors during the Year were as follows:

	HK$'000
Fees	360

The amount of any annual salary increase is to be reviewed by the Board provided that the respective parties to the service contracts may not vote or be counted in the quorum in respect of any such determination of the Board in relation to him. Each of the independent non-executive Directors will also be reimbursed of all reasonable expenses.

The Directors' fees of the independent non-executive Directors were determined through arm's length negotiation and by reference to the then prevailing market rates.

It is expected that the renewed terms of employment for the Directors (expected to be entered into in the second half of 2006) will be in terms similar to the above save that the aggregate amount of emoluments for all independent non-executive Directors for the following financial years will not exceed that stated below:

Financial year ended 31st December,	**Maximum amount**
	HK$'000
2006	540
2007	540

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF ANNUAL GENERAL MEETING ("AGM")

NOTICE IS HEREBY GIVEN THAT AGM of Vodatel Networks Holdings Limited ("Company") will be held at 3:00 p.m. on 16th June, 2006 at City Garden Hotel, 9 City Garden Road, North Point, the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") for the following purposes:

1. As ordinary business, to consider and if thought fit, pass the following resolutions:

ORDINARY RESOLUTIONS

(a) to receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2005;

(b) to re-elect José Manuel dos Santos as an executive director of the Company;

(c) to re-elect Yim Hong as an executive director of the Company;

(d) to re-elect Chui Sai Cheong as an independent non-executive director of the Company;

(e) to re-elect Lo King Chiu Charles as an independent non-executive director of the Company;

(f) to authorise the board of directors of the Company to approve, confirm or ratify (as the case maybe) the terms of appointment of the directors of the Company, the main terms of which are set out in Appendix II of the circular of which this notice forms part;

(g) to authorise the board of directors of the Company ("Directors") to approve the terms of employment of the Directors, the proposed main terms of which are set out in Appendix II of the circular of which this notice forms part provided that the aggregate remuneration to be paid to those Directors whose service contracts are to be renewed does not exceed the amounts stated in Appendix II of the circular of which this notice forms part; and

(h) to re-appoint auditors of the Company for the ensuing year and authorise the board of directors of the Company to fix their remuneration.

2. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

(a) "**THAT**:

(i) subject to paragraph (iii), the exercise by the board of directors of the Company ("Directors") during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) shall authorise the board of Directors ("Board") during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (i), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company adopted on 5th November, 2002, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held;

(III) the revocation or variation of this resolution by an ordinary resolution of the duly registered holder(s) from time to time of the Shares(s) ("Members") in a general meeting.

"Rights Issue" means an offer of Shares open for a period fixed by the Board to Members on the register on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

(b) "**THAT**:

(i) the exercise by the board of directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares of HK$0.10 each in the capital of the Company ("Shares"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of Shares to be purchased by the Company pursuant to the approval in paragraph (i) during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (i) of this resolution shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(III) the revocation or variation of this resolution by an ordinary resolution of the duly registered holder(s) from time to time of the Shares(s) in a general meeting.

(c) "**THAT** conditional upon resolution number 2(b) above being passed, the aggregate nominal amount of the number of shares of HK$0.10 each in the capital of the Company which are repurchased by the Company under the authority granted to the board of directors of the Company ("Directors") as mentioned in resolution number 2(b) above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the board of Directors pursuant to resolution number 2(a) above."

By order of the board of directors of
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 22nd May, 2006

Registered Office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business
74 da Rua da Felicidade
Edifício Vodatel
Taipa
The Macao Special Administrative Region of the People's Republic of China

Place of Business in Hong Kong
Unit 3201, 32nd Floor
AIA Tower
183 Electric Road
North Point

Executive directors of the Company
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive directors of the Company
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Notes:

1. Any holders of the shares of HK$0.10 each in the capital of the Company ("Shares") entitled to attend and vote at the AGM is entitled to appoint one or more than one proxy to attend and vote in his stead in accordance with the bye-laws of the Company ("Bye-laws"). A proxy need not be a holder of the Shares ("Member").

2. Where there are joint holders of any Share, any one of such joint holder may vote at the AGM, either in or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

3. The instrument appointing a proxy and (if required by the board of directors of the Company) the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority shall be delivered to the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited, Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong not less than forty-eight hours before the time for holding the AGM or, in the case of a poll taken subsequently to the date of the AGM, not less than twenty-four hours

before the time appointed for the taking of the poll and, in default the instrument of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude Members from attending and voting in person at the AGM (or any adjourned meeting thereof) should they so wish.

4. In accordance with the Bye-laws, the following categories of Members may demand that the vote in respect of any resolution to be put to the general meeting should be taken on a poll:

   (a) the chairman of the AGM; or

   (b) at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the AGM; or

   (c) any Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than 10% of the total voting rights of all Members having the right to vote at the AGM; or

   (d) any Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the AGM being Shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the Shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

址為香港皇后大道東一號太古廣場三座二十八樓)；否則，委任代表文件將屬無效。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會(或其任何續會)，並於會上投票。

四、 根據公司細則，以下類別股東可要求就股東大會上提呈的任何決議案以票選方式表決：

(甲) 股東週年大會主席；或

(乙) 最少三名當時有權於會上投票的股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席股東週年大會)；或

(丙) 佔全體有權於會上投票的股東的投票權總額不少於十分之一的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席股東週年大會)；或

(丁) 持有獲賦予股東週年大會投票權股份的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席股東週年大會)，而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一。

有關人士必須在宣佈舉手投票結果之前或當時，提出以票選方式表決的要求。

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點
中華人民共和國澳門特別行政區
氹仔
永福街七十四號
愛達利大廈

香港主要營業地點
北角
電氣道一百八十三號
友邦廣場
三十二樓三二○一室

本公司執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

本公司獨立非執行董事
崔世昌
盧景昭
馮祈裕

附註：

一、 凡有權出席股東週年大會並於會上投票的本公司股本中每股面值0.10港元股份(「股份」)的持有人，均可根據本公司的公司細則(「公司細則」)的規定，委派一位或以上代表代其出席大會，並代其投票。受委代表毋須為股份持有人(「股東」)。

二、 如為任何股份的聯名登記持有人，則任何該等人士均可親身或委派代表在股東週年大會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或委派代表出席大會，則在排名首位的持有人投票後，其他聯名持有人均無投票權。就此而言，排名先後乃按股東名冊內的排名次序而定。

三、 委任代表文件及(如本公司的董事會要求)經簽署的授權書或其他授權文件(如有)或經公證人簽署的授權書或授權文件副本，必須於股東週年大會指定舉行時間四十八小時前(或如於股東週年大會舉行日期後以投票方式進行表決，則最遲須於進行表決指定時間二十四小時前)交回本公司的股份過戶登記處香港分處雅柏勤證券登記有限公司(地

(乙)「**動議**：

(一) 一般及無條件批准本公司的董事會於有關期間內行使本公司所有權力，根據及按照所有適用法律及香港聯合交易所有限公司創業板證券上市規則的規定，購回本公司股本中每股面值0.10港元的股份(「股份」)；

(二) 本公司根據(一)段的批准於有關期間內購回的股份面值總額，不得超逾本決議案獲通過當日本公司已發行股本面值總額的10%，而本決議案(甲)段的批准亦須受此限制；及

(三) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列三者中較早的日期止的期間：

(一) 本公司下屆股東週年大會結束時；

(二) 任何適用法律或本公司的公司細則規定本公司須舉行下屆股東週年大會的期限屆滿之日；或

(三) 股份不時的正式登記持有人於股東大會上以普通決議案撤銷或修訂本決議案之日。」

(丙)「**動議**待上文第乙(二)項決議案獲通過後，把本公司根據上文第乙(二)項決議案授予本公司的董事會(「董事會」)的授權所購回的本公司股本中每股面值0.10港元的股份面值總額，加入董事會根據上文第乙(一)項決議案可能配發或有條件或無條件同意配發的股本面值總額內。」

承董事會命
愛達利網絡控股有限公司*
主席
José Manuel dos Santos

香港，二〇〇六年五月二十二日

* 僅供識別

二、 作為特別事項，考慮並酌情通過下列決議案為本公司的普通決議案：

普通決議案

(甲)「**動議**：

(一) 在(三)段的規限下，一般及無條件批准本公司的董事會於有關期間內行使本公司所有權力，以配發、發行及處置本公司股本中每股面值0.10港元的額外股份(「股份」)，以及作出或授出或須行使該等權力的售股建議、協議及購股權；

(二) (一)段的批准授權董事會於有關期間內作出或授出或須於有關期間結束後行使該等權力的售股建議、協議及購股權；

(三) 董事會根據(一)段的批准所配發或有條件或無條件同意配發(不論是根據購股權或其他原因配發)的股本面值總額(不包括根據配售新股或因行使本公司於二〇〇二年十一月五日採納的購股權計劃下的認購權而發行者)，不得超逾本決議案獲通過當日本公司已發行股本面值總額的20%，上述批准亦須受此限制；及

(四) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列三者中較早的日期止的期間：

(一) 本公司下屆股東週年大會結束時；

(二) 任何適用法律或本公司的公司細則規定本公司須舉行下屆股東週年大會的期限屆滿之日；

(三) 股份不時的正式登記持有人(「股東」)於股東大會上以普通決議案撤銷或修訂本決議案之日。

「配售新股」指董事會於指定期間向於指定記錄日期名列股東名冊的股東按彼等當時的持股量提呈發售股份(惟董事會有權就零碎配額或就中華人民共和國香港特別行政區以外任何地區的法例或任何認可監管機構或任何證券交易所的規定的任何限制或責任，作出彼等認為必須或適宜的豁免或其他安排)。」

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

股東週年大會通告

茲通告Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)(「本公司」)謹訂於二〇〇六年六月十六日下午三時，假座中華人民共和國香港特別行政區(「香港」)北角城市花園道九號城市花園酒店舉行股東週年大會，以處理下列事項：

一、 作為一般事項，考慮並酌情通過下列決議案：

普通決議案

(甲) 接受及採納本公司截至二〇〇五年十二月三十一日止年度的經審核財務報表及董事及核數師報告；

(乙) 重選José Manuel dos Santos為本公司執行董事；

(丙) 重選嚴康為本公司執行董事；

(丁) 重選崔世昌為本公司獨立非執行董事；

(戊) 重選盧景昭為本公司獨立非執行董事；

(己) 授權本公司董事會批准、確認或追認(視乎情況而定)本公司董事的委任條款，其主要條款載於通函附錄二，本通告為通函的一部份；

(庚) 授權本公司董事會批准本公司董事(「董事」)的聘用條款，而建議主要條款載於通函(本通告為通函的一部份)附錄二，惟服務合約將予以更新的有關董事將獲得的酬金總額不得超逾通函(本通告為通函的一部份)附錄二所載金額；及

(辛) 重新委任本公司來年的核數師，並授權本公司的董事會釐定其酬金。

* 僅供識別

增加年薪須經董事會審核，且服務合約的有關各方在董事會就其作出任何有關決定時不得投票或計入法定人數。各獨立非執行董事亦可報銷所有合理開支。

獨立非執行董事的袍金乃經公平磋商及參照當時市價釐定。

預期董事的經更新聘用條款（預期將於二〇〇六年下半年訂立）將與上述條款相若，惟於下列財政年度所有獨立非執行董事的酬金總額不得超逾下文所載：

截至十二月三十一日止財政年度	**最高金額** 千港元
二〇〇六年	540
二〇〇七年	540

馮祈裕

馮祈裕，現年五十三歲，於二○○四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面積逾二十年經驗。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於最後實際可行日期，董事於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉總數與將於股東週年大會前提呈本公司本年度報告中所載的權益及淡倉數目相若。

董事現有服務合約

各獨立非執行董事已與本公司訂立服務合約，根據有關董事與本公司訂立的協議，該等服務合約須於二○○六年下半年予以更新。

就獨立非執行董事的服務合約而言，該等服務合約可由任何一方提前三個月向對方發出事先書面通知而終止，惟不得早於有關董事固定任期屆滿之日。

於本年度繳付／應付獨立非執行董事的酬金總額如下：

	千港元
袍金	360

立的有限公司，股份於主板上市）及Cheung Tai Hong Holdings Limited祥泰行集團有限公司*（於百慕大註冊成立的有限公司，股份於主板上市）的獨立非執行董事及信寶國際控股有限公司（於開曼群島註冊成立的有限公司，股份於主板上市）的非執行董事。

崔世昌於二○○四年十二月六日與本公司訂立服務合約，年期由二○○四年十二月十四日起計，為期兩年；此後一直存續，直至本公司或崔世昌向對方發出不少於三個月的書面通知終止有關服務合約為止。除上文所披露者外，彼於過去三年並無擔任上市公司董事職務，且與本公司任何董事、高級管理人員、主要股東或控股股東並無關連。彼並無擁有任何股份權益（定義見《證券及期貨條例》第十五部）。

根據服務合約，崔世昌可獲發定額董事袍金。根據服務合約支付的金額每年為120,000港元。該年度薪酬由雙方協定，而本公司認為數額合理。並無其他有關其重選而根據《創業板上市規則》第17.50(2)(h)至(v)條須予披露的資料。除本通函所披露者外，並無任何其他事宜須敦請股東注意。

盧景昭

盧景昭，現年六十二歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼於一九六七年在位於美國的Lake Forest University主修經濟，持有文學士學位。彼為政協江西省委員、位於加拿大的University of Victoria校長（亞洲）特別顧問及澳門British American Tobacco Plc的公共關係顧問。彼並為澳門（中國）青年商會總會創辦人及澳門扶輪會前會長。

盧景昭於二○○四年十二月六日與本公司訂立服務合約，年期由二○○四年十二月十四日起計，為期兩年；此後一直存續，直至本公司或盧景昭向對方發出不少於三個月的書面通知終止有關服務合約為止。除上文所披露者外、彼於過去三年並無擔任上市公司董事職務，且與本公司任何董事、高級管理人員、主要股東或控股股東並無關連。彼並無擁有任何股份權益（定義見《證券及期貨條例》第十五部）。

根據服務合約，盧景昭可獲發定額董事袍金。根據服務合約支付的金額每年為120,000港元。該年度薪酬由雙方協定，而本公司認為數額合理。並無其他有關其重選而根據《創業板上市規則》第17.50(2)(h)至(v)條須予披露的資料。除本通函所披露者外，並無任何其他事宜須敦請股東注意。

* 僅供識別

嚴康

嚴康，現年四十八歲，於一九九九年十二月十四日獲委任為執行董事，彼為本集團總裁，負責整體營運。彼畢業於位於大不列顛及北愛爾蘭聯合王國的Queen Mary, University of London，取得理學士學位。彼於一九九八年加入本集團，積逾二十年資訊科技行業經驗。彼於加入本集團前，曾出任Newbridge Networks (Asia) Limited地區業務主管及3Com Asia Limited地區經理。彼現為萬佳訊的非執行董事。

嚴康於二○○五年八月二十九日與本公司訂立服務合約，年期由二○○五年八月十二日起計，為期一年半；此後一直存續，直至本公司或嚴康向對方發出不少於六個月的書面通知終止有關服務合約為止。除上文所披露者外，彼於過去三年並無擔任上市公司董事職務，且與本公司任何董事、高級管理人員、主要股東或控股股東並無關連。彼擁有的股份權益(定義見《證券及期貨條例》第十五部)與本公司將提呈股東週年大會的本年度年報所載者相同。

根據服務合約，嚴康可獲發定額月薪、董事袍金、額外第十三個月月薪，以及年終酌情花紅。根據服務合約支付的金額每年為1,781,650港元，由薪酬委員會每年進行審閱。支付予全體董事的年終花紅的總額，不得超逾該財政年度經審核綜合除税及少數股東權益後但未計非經常項目前盈利10%。該年度薪酬由雙方協定，而本公司認為數額合理。並無其他有關其重選而根據《創業板上市規則》第17.50(2)(h)至(v)條須予披露的資料。除本通函所披露者外，並無任何其他事宜須敦請股東注意。

獨立非執行董事

崔世昌

崔世昌，現年五十二歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼為澳門註冊核數師及建築商及澳州會計師公會資深會員，持有位於美國的檀香山善美納大學工商管理碩士學位。彼亦為中國多個主要政府委員會成員，計有政協全國委員會、全國人民代表大會常務委員會澳門基本法委員會、中華全國工商業聯合會執行委員會與常務委員會、澳門立法會、澳門籌備委員會、澳門第一屆政府推選委員會以及澳門第二屆政府選舉委員會。彼亦於不同專業團體出任要職，該些團體計有澳門中華總商會(董事會副主席)、澳門管理專業協會(會長)及Association of Economic Sciences of Macao(會長)。彼為萬佳訊、Innovo Leisure Recreation Holdings Limited澤新遊樂控股有限公司*(於百慕大註冊成

* 僅供識別

各獨立非執行董事的服務合約將於二○○六年下半年予以更新。此外，根據公司細則，崔世昌將於股東週年大會上退任並符合資格膺選連任。為遵守《管治常規守則》，José Manuel dos Santos、嚴康及盧景昭將於股東週年大會上退任並符合資格膺選連任。

執行董事

JOSÉ MANUAL DOS SANTOS

José Manuel DOS SANTOS，現年五十八歲，於一九九九年十二月十三日獲委任為執行董事，彼為本集團創辦人兼本公司主席，積逾三十年亞太區電訊行業經驗。於先後創辦捷朗菱電訊(澳門)有限公司(於澳門註冊成立的有限公司)及本集團之前，彼曾於澳門政府電訊機關出任高級職位。彼現為萬佳訊的執行董事。

José Manuel dos Santos於二○○五年八月二十九日與本公司訂立服務合約，年期由二○○五年八月十二日起計，為期一年半；此後一直存續，直至本公司或José Manuel dos Santos向對方發出不少於六個月的書面通知終止有關服務合約為止。除上文所披露者外，彼於過去三年並無擔任上市公司董事職務。

ERL為主要股東，其全部已發行股本由全權家族信託的受託人José Manuel dos Santos全資擁有的公司持有。其配偶李漢健亦因與José Manuel dos Santos的關係而被視為主要股東。José Manuel dos Santos的若干姪兒亦擁有已發行股份約10.67%。除上文所披露者外，彼與本公司任何董事、高級管理人員、主要股東或控股股東並無關連。彼擁有的股份權益(定義見《證券及期貨條例》第十五部)與本公司將提呈股東週年大會的本年度年報所載者相同。

根據服務合約，José Manuel dos Santos可獲發定額月薪、董事袍金、額外第十三個月月薪、以及年終酌情花紅。根據服務合約支付的金額每年為3,733,600港元，須由薪酬委員會每年進行審閱。支付予全體董事的年終花紅的總額，不得超逾該財政年度經審核綜合除稅及少數股東權益後但未計非經常項目前盈利10%。該年度薪酬由雙方協定，而本公司認為數額合理。並無其他有關其重選而根據《創業板上市規則》第17.50(2)(h)至(v)條須予披露的資料。除本通函所披露者外，並無任何其他事宜須敦請股東注意。

以ERL的股權為基準及純粹按購回授權被全面行使計算，ERL或須根據《收購守則》第二十六條提出強制性全面收購建議。如可能導致須根據《收購守則》提出任何強制性收購建議，董事現時無意行使購回授權。

九、本公司購回股份

於過去六個月，本公司並無在創業板或透過其他途徑，購回任何證券。

十、股份價格

於最後實際可行日期前十二個月，股份在創業板錄得的每月最高及最低股價如下：

	股份	
	最高價	最低價
	港元	港元
二〇〇五年		
五月	0.225	0.220
六月	0.270	0.191
七月	0.200	0.196
八月	0.196	0.188
九月	0.233	0.188
十月	0.228	0.188
十一月	0.200	0.180
十二月	0.195	0.130
二〇〇六年		
一月	0.150	0.080
二月	0.103	0.081
三月	0.095	0.090
四月	0.136	0.085
五月(至最後實際可行日期)	0.130	0.105

四、購回股份的地位

《創業板上市規則》規定，所有購回股份的上市地位將自動取消，而有關股票亦須註銷及毀滅。根據百慕大法律，已購回的股份將被視作已註銷論，而其已發行股本(而非法定股本)亦將因而減少。

五、行使購回授權的影響

全面行使購回授權或會對本公司的營運資金或資產負債情況構成重大不利影響(相對於本公司本年度的經審核賬目所披露者)。然而，倘董事認為行使購回授權將會對本公司不時具備的營運資金或資本負債水平構成重大不利影響，則董事不擬行使購回授權。

六、權益披露

各董事及(就彼等在作出一切合理查詢後所知)彼等各自的聯繫人，現時均無意於購回授權獲行使後出售任何股份予本公司。

各關連人士並無知會本公司，彼等目前有意在購回授權獲行使後出售股份予本公司，亦無承諾不會作出此舉。

七、董事承諾

董事已向聯交所承諾，在適用的情況下，彼等將按照《創業板上市規則》及百慕大適用法律的規定，行使購回授權。

八、《收購守則》的後果

倘購回股份會導致某位股東在本公司的投票權所佔權益比例增加，則根據《收購守則》，該項增幅將被視為收購事項處理。因此，任何一名股東或一群行動一致的股東將可獲得或鞏固其於本公司的控制權(取決於股東權益的增幅)時，須根據《收購守則》第二十六條及第三十二條提出強制收購建議。

於最後實際可行日期，ERL持有293,388,000股股份，合共相當於本公司已發行股本47.80%。倘根據購回授權下的購回權力被全面行使，並假設本公司的已發行股本及ERL的現有股權並無變動，ERL的股權將增至佔本公司已發行股本約53.11%。

本附錄是就將於股東週年大會上提呈有關批准購回授權的決議案而致予全體股東的說明函件。

本說明函件載有《創業板上市規則》第13.08條規定須提供的資料，現載述如下：

一、行使購回授權

於最後實際可行日期，本公司的已發行普通股股本包括613,819,000股股份。

待第二(乙)項決議案在股東週年大會上獲通過後，並假設本公司在股東週年大會舉行前再無發行或購回任何股份，亦無任何根據本公司於二○○二年十一月五日採納的購股權計劃授出惟尚未行使的購股權(如有)獲行使，則本公司可根據購回授權購回最多達61,381,900股股份。

二、進行購回的原因

董事相信，董事會獲股東授予一般授權，使本公司得以在市場上購回股份，符合本公司及各股東的整體最佳利益。購回股份事項僅會在董事認為其整體上有利於本公司及各股東的情況下進行。購回股份事項或可提高本公司及其資產的淨值及／或每股盈利，惟視乎當時的市場情況及資金安排而定，且僅會在董事認為其整體上有利於本公司及各股東的情況下進行。

三、購回的資金

在購回股份時，本公司僅可利用根據本公司組織章程大綱、公司細則及百慕大適用法律規定可合法作此用途的資金。上市公司不得以現金以外的代價或創業板不時有效的交易規則所規定以外的結算方式在創業板購回本身的股份。

現建議進行任何購回股份的資金將從購回股份時繳足股款的資金、本公司可供作股息或分派的資金或新發行股份的所得款項，以及(如於該等購回時支付任何溢價)從本公司可供作股息或分派的資金或本公司的股份溢價賬中撥付。購回股份的前提為，於進行購回的日期，並無合理理由相信本公司當時或於進行購回後將無能力償還到期的債務。

推薦意見

董事認為，本通函所載的各項建議均符合本公司及各股東的整體最佳利益，故建議全體股東投票贊成將於股東週年大會上提呈的所有決議案。

此致

列位股東　台照

承董事會命
主席
José Manuel dos Santos
謹啟

二〇〇六年五月二十二日

股東週年大會

股東週年大會詳情如下：

日期：　二〇〇六年六月十六日

時間：　下午三時

地點：　香港北角城市花園道九號城市花園酒店

通告載於本通函第十六至第二十頁。隨附股東週年大會適用的代表委任表格。無論　閣下會否出席股東週年大會，務請　閣下盡快按照隨附的代表委任表格上所印列的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處雅柏勤證券登記有限公司（地址為香港皇后大道東一號太古廣場三座二十八樓）及無論如何必須於股東週年大會指定舉行時間四十八小時前交回。在交回代表委任表格後，　閣下仍可親身出席股東週年大會（或其任何續會），並於會上投票。

投票表決

任何在股東週年大會上提呈投票表決的決議案均須以舉手方式表決，除非（在宣佈舉手投票結果之前或當時，或在任何其他有關投票表決的要求獲撤銷時）以下人士要求以投票方式表決：

一、股東週年大會主席；或

二、最少三名當時有權在股東週年大會上投票的股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會）；或

三、佔全體有權在股東週年大會上投票的股東的投票權總額不少於十分之一的一名或多名股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會）；或

四、持有獲賦予股東週年大會投票權的股份的一名或多名股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會），而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一。

在投票表決時，股東可親身或委派代表投票。

二、 發行新股份，相等於有關決議案獲通過當日已發行股份20%及本公司根據上文一、段所載的購回授權購回的股份；及

三、重選若干董事及批准更新與若干董事的服務合約的一般條款。

發行及購回股份之一般授權

於股東週年大會上，本公司將會透過普通決議案形式，建議授予董事一般授權，以一、購回股份，惟其面值總額不得超逾有關普通決議案獲通過當日本公司已發行股本面值總額10%；及二、配發、發行及以其他方式處置不超逾有關普通決議案獲通過當日本公司已發行股本面值總額20%及本公司已購回股份面值(最多達有關普通決議案獲通過當日本公司已發行股本面值總額10%)的股份。發行新股份須待聯交所批准有關新股份上市及買賣後方可作實。

根據《創業板上市規則》，特別是第13.08條規定而提供載列購回授權資料的説明函件，載於本通函附錄一。此説明函件向　閣下提供資料，以便　閣下就投票贊成或反對有關購回授權的決議案作出知情決定。

重選董事及建議董事服務條款

根據公司細則，崔世昌將於股東週年大會上退任，惟彼符合資格並願意膺選連任。此外，為遵守《管治常規守則》，José Manuel dos Santos、嚴康及盧景昭將於股東週年大會退任，惟符合資格重選連任。

各獨立非執行董事的服務合約將於二○○六年下半年予以更新。董事會建議，根據本公司與有關董事訂立的協議，股東務須考慮及根據公司細則的規定酌情授權同意經更新條款項下的董事服務條款。

有關José Manuel dos Santos、嚴康及獨立非執行董事的詳情載於本通函附錄二。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點
澳門
氹仔
永福街七十四號
愛達利大廈

香港主要營業地點
北角
電氣道一百八十三號
友邦廣場
三十二樓三二〇一室

敬啟者：

通告
發行及購回股份的一般授權
及
重選董事

緒言

本通函旨在向　閣下提供將於二〇〇六年六月十六日下午三時假座香港北角城市花園道九號城市花園酒店舉行的股東週年大會上提呈的決議案的資料。如有關決議案獲批准，則本公司將可（其中包括）：

一、購回不超逾有關決議案獲通過當日的已發行股份面值總額10%的股份；

* 僅供識別

「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場（不包括期權市場）。為釋疑起見，主板不包括創業板
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited（萬佳訊控股有限公司*），於百慕大註冊成立的有限公司，為本公司的間接附屬公司，其股本中每股面值0.01港元的股份於創業板上市
「通告」	指	召開股東週年大會的通告
「中國」	指	中華人民共和國
「薪酬委員會」	指	本公司的薪酬委員會
「購回授權」	指	建議按通告所載條款授予董事，有關行使本公司權力購回股份的一般授權
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》（經不時修訂）
「股份」	指	本公司股本中每股面值0.10港元的股份
「主要股東」	指	就某公司而言，有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「《收購守則》」	指	根據《證券及期貨委員會條例》第三章成立的證券及期貨事務監察委員會審批的《公司收購及合併守則》，並根據《證券及期貨條例》第三章繼續存在（經不時修訂）
「美國」	指	美利堅合眾國
「本年度」	指	截至二○○五年十二月三十一日止年度

* 僅供識別

「控股股東」	指	任何有權在本公司的股東大會上行使或控制行使30%或以上(或《收購守則》不時規定會觸發強制性公司要約所需的其他百分比)投票權的人士或一組人士，或有能力控制組成董事會的大部份成員的任何一名或一組人士
「政協」	指	中國人民政治協商會議
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊發於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「最後實際可行日期」	指	二〇〇六年五月十八日，即本通函付印前為確定本通函所載的若干資料而言的最後實際可行日期
「澳門」	指	中國澳門特別行政區

在本通函內（不包括通告），除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二〇〇六年六月十六日下午三時，假座香港北角城市花園道九號城市花園酒店召開及舉行的股東週年大會
「聯繫人」	按	具有《創業板上市規則》賦予的相同涵義
「相聯法團」	指	一、身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值的五分之一的法團，惟非本公司附屬公司
「公司細則」	指	本公司的現有公司細則
「《管治常規守則》」	指	《創業板上市規則》附錄十五所載的企業管治常規守則條文
「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「關連人士」	指	董事、一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士、主要股東、有權於本公司的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司的管理層的人士或一組人士

* 僅供識別

目　錄

頁次

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的股份全部出售或轉讓，應立即將本通函及隨附的代表委任表格送交買主或經手買賣或轉讓的承讓人或銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

通告
發行及購回股份的一般授權
及
重選董事

本文件（各董事願共同及個別對此負全責）乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

通告載於本通函第十六至第二十頁。無論股東能否出席股東週年大會，務請盡快按照隨附的代表委任表格上所印列的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處雅柏勤證券登記有限公司（地址為香港皇后大道東一號太古廣場三座二十八樓）及無論如何必須於股東週年大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會（或其任何續會），並於會上投票。

本通函將於刊登日期後在創業板網頁「最新公司公告」一頁刊登最少七日及於www.vodatelsys.com刊登。

請注意本通函的英文版本與中文版本如有任何歧異，概以英文版本為準。

* 僅供識別

二〇〇六年五月二十二日